UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cytonics Corporation

Legal status of issuer

> **Form**
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Florida

> *Date of organization*
> July 26, 2006

Physical address of issuer
658 W. Indiantown Road, Suite 214, Jupiter FL 33458

Website of issuer
https://www.cytonics.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series C Preferred Stock

Target number of Securities to be offered
10,870

Price (or method for determining price)
$2.30

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
October 28, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,756,758	$1,466,746
Cash & Cash Equivalents	$967,757	$537,354
Accounts Receivable	$341,193	$283,676
Short-term Debt	$554,929	$2,400,661
Long-term Debt	$0	$107,502
Revenues/Sales	$307,500	$591,056
Cost of Goods Sold	$2,205,358	$503,906
Taxes Paid	$0	$0
Net Income (Loss)	$(2,544,189)	$(995,850)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 6, 2022

Cytonics Corporation



Up to $5,000,000 of Preferred Equity

Cytonics Corporation, ("Cytonics", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series C Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 28, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by October 14, 2022(the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,001 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://cytonics.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/cytonics

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

6

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

The Company is located at 658 W. Indiantown Road, Suite 214, Jupiter FL 33458.

The Company's website is https://cytonics.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/cytonics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series C Preferred Stock being offered	$25,000
Maximum amount of Series C Preferred Stock	$5,000,000
Purchase price per Security	$2.30
Minimum investment amount per investor	$1,001
Offering deadline	October 28, 2022
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 20, 22, 23, and 24.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Pre-Money Valuation does not include the unallocated option pool. As such, if the full unallocated option pool were to be issued, the Pre-Money Valuation would be approximately $68,115,995.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to advance R&D of their lead drug candidate through the FDA regulatory process and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The reviewing CPA has included a "going concern" note in the reviewed financials. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company has sustained a net loss of approximately $2.5 million and had net cash used in operations of approximately $2.8 million. As of December 31, 2021, the Company had accumulated deficit of approximately $19.9 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

The Company has engaged in Related Party Transactions. Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly through June 30, 2020. Total rent expense incurred on space leased from the Company's President was $12,000 for the year ended December 31, 2020 which is included in selling, general and administrative expenses on the statement of operations. The Company did not occupy the office in 2021.

The Company had outstanding liabilities in 2020. During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("2018 Notes"), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and $50,000 note to the former Company's Chairman of the Board and the prior chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bore interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

As of December 31, 2021 and 2020 the total principal outstanding on the 2018 Notes was $0 and $804,000, respectively.

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the "2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bore interest at a rate of 5% compounded each calendar quarter commencing with June 30, 2019. All outstanding principal and accrued interest were due May 2021 ("Maturity Date").

During the years ended December 31, 2021 and 2020, the Company recognized aggregate amortization expense of $98,648 and $229,960 related to the beneficial conversion feature and debt issuance costs which is included on the statements of operations. As of December 31, 2021 and 2020, the aggregate unamortized debt discount was $0 and $98,648.

On October 31, 2019, the Company issued a promissory note with an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00 or 2) at the completion of an IPO, at a conversion price equal to the share price paid in the IPO less a 10% discount.

As of December 31, 2021 and 2020 , the total principal outstanding on the 2019 Notes and 2019 Promissory Note was $0 and $586,511, respectively.

During 2020, the Company issued promissory notes in the principal amount of $715,000 of which $40,000 was with related parties. In 2021, the Company issued an additional promissory note with a principal amount of $30,000 (collectively referred to as the "2020 Notes"). In connection with the 2020 notes, the Company issued options to purchase 372,500 shares of common stock at a share price of $2.00, which was recorded as a debt discount in the amount of $28,463 and additional paid in- capital based on the relative fair value method. The fair value of the options issued was determined using the blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (see Notes 6 and 7). The debt discount was amortized over the terms of the 2020 notes of one (1) year. In 2021, $670,000, including $40,000 to related parties, of outstanding principal on the 2020 Notes were repaid in in cash and all accrued interest outstanding at that time

At December 31, 2021 and 2020, aggregate outstanding principal and accrued interest on the 2018 Notes, 2019 Notes and 2020 Note was $0 and $2,105,511, including $140,000 with related parties, and $0 and $105,900, which is included in the caption accounts payable and accrued liabilities on the balance sheets, respectively.

In April 2020, the Company entered into a promissory note evidencing an unsecured loan (the "Loan") in the amount of $27,212 made to the Company under the Paycheck Protection Program (the "PPP"). The PPP was established under the CARES Act and is administered by the U.S. Small Business Administration.

In 2021, the Company received notification that Loan was forgiven and recorded gain on extinguishment of $27,408.

Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed. The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

The Company will be dependent upon third party suppliers and manufacturers. Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of their business plan.

The Company may not be able to obtain the regulatory approvals necessary to market our products. Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products.

The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use.

The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required.

The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted.

Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices.

The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant

regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series C Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series C Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series C Preferred Stock. Because the Series C Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series C Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series C Preferred Stock may also adversely affect the price that you might be able to obtain for the Series C Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You may be subject to a different share price from other investors in this Offering. The Company has an evaluated share price of $2.30. However, investors that invest earlier in the Offering may be rewarded with a lower share price. "Share Price" means (a) $1.84 per share for subscriptions received no later than April 22, 2022 by 11:59 pm EST (Tier 1 Investors), (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022 by 11:59pm EST (Tier 2 Investors), and (c) $2.30 per share for subscriptions received after April 29, 2022 (Tier 3 Investors) or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser (subject to any discounts applicable).

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 25.2% of the Company. Subject to any fiduciary duties owed to our

other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series C Preferred Stock may be subject to dilution. Purchasers of Series C Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series C Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series C Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series C Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series C Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Cytonics, founded in 2006, is a private research and development company focusing on molecular diagnostic and therapeutic products for chronic musculoskeletal diseases, such as osteoarthritis (OA). Our first product was a biomarker assay to determine whether painful joints are experiencing breakdown of the articular cartilage, which is the hallmark of osteoarthritis. We leveraged our understanding of molecular etiology of osteoarthritis to develop our APIC system, a device which uses patients' own blood to treat damaged joints. Our current focus is on developing a novel drug product "CYT-108" to eradicate the pain and suffering associated with osteoarthritis once and for all.

Business Plan

Our Science (A2M)

Alpha-2-Macroglobulin (A2M) is a naturally occurring blood serum protein involved in blood clot formation. A2M is also a well characterized, broad-spectrum protease inhibitor that has demonstrated potent inhibitory activity against the proteases that destroy cartilage in osteoarthritis (OA).

Unfortunately, the levels of naturally occurring A2M may be too low to lend therapeutic benefit to damaged joints. Delivering high concentrations of A2M directly into afflicted joints, however, has been shown to inhibit these cartilage-destroying proteases, slowing and potentially halting the progression of OA.

The FACT Diagnostic

Our flagship product, the Fibronectin-Aggrecan Complex Test (FACT), detects the presence of the Fibronectin-Aggrecan Complex (FAC) in samples of patients' joint fluid. A positive readout indicates that the patient's cartilage is damaged due to overactive proteases, and that the patient would benefit from our APIC treatment. We licensed the FACT to Synthes (acquired by Johnson & Johnson) in 2010 for $5M. The FACT is currently sold by our national distributor directly to orthopedic physicians.

The APIC System

The APIC system isolates A2M found naturally in the bloodstream, producing a concentrated solution that is then injected into the damaged joint. This is achieved by centrifuging patient's blood, then filtering out proteins that could cause damage to the joint while retaining the therapeutic A2M. The clinical success of our APIC therapy is evident-- over 7,000 patients have been treated to-date. We licensed our technology to a national distributor for $850,000 upfront and 10% royalties on net sales. To-date, our distributor has sold over 7,000 kits directly to physicians. Our distributor anticipates a dramatic growth in sales in 2019 as the company was recently acquired by a much larger international distributor, effectively doubling the sales force and giving access to international markets.

Current focus: CYT-108
CYT-108 is a genetically engineered, synthetic A2M variant. This protein has been designed to increase its binding affinity for the proteases that destroy cartilage in osteoarthritis. CYT-108 has been shown to be more effective in protecting cartilage from degradation in *in vitro* and *in vivo* preclinical experiments. We are in the final stages of GMP manufacturing of CYT-108, and are preparing to conduct our final preclinical toxicology study before filing the Investigational New Drug application with the FDA. A successful IND filing will allow us to begin the first-in-human Phase 1 clinical trial immediately.

Litigation

None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.70% of the proceeds, or $385,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised

IND-Enabling Preclinical Study	80%	80%	10%
GMP Manufacturing of CYT-108	20%	20%	10%
Phase 1 Human Clinical Trial	0%	0%	60%
Working Capital	0%	0%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Gaetano Scuderi, MD	Founder & Chairman of the Board [Full Time] (July 26, 2006) - Present)	Dr. Scuderi is the founder, and Chairman of the Board of Cytonics Corporation and has served as a director of Cytonics Corporation since July 2006. Dr. Scuderi is a fellowship-trained spine surgeon and has practiced medicine since 1993 to the present. He was previously Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University from 2009 to 2012. Dr. Scuderi has published over 50 scientific articles and is a member of American Academy of Orthopedic Surgeons (AAOS). His paper entitled, "Improving Response to Treatment for Patients with DDD by the use of Molecular Markers" was awarded Best Paper at 2015's annual meeting of the International Spine Intervention Society (ISIS). He graduated medical school from State University of New York at Buffalo, N.Y. in 1987 and completed his Residency and Internship at University of Miami School of Medicine, Jackson Memorial Medical Center. He then went on to a fellowship in spine surgery at UCSD. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.
Joey Bose	CEO & President [Full Time] (May 15, 2018 - Present)	Mr. Bose is the CEO & President of the Company and has served in such capacity starting in May of 2018. Mr.

		Bose has over 10 years' experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out -licensing opportunities for the company. Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital Markets, LLC. From August 2013 to August 2015, Mr. Bose was a graduate student at Johns Hopkins University.
Phil LoGrasso, PhD	Director [Part Time] (December 16, 2020 - Present)	The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. LoGrasso's expertise in biotech development from laboratory to commercialization, and experience in the life sciences capital markets, provides Cytonics with valuable insight and relationships needed to further its strategic drug development aims.
Tracy Goeken, MD	Director [Part Time] (November 17, 2020 - Present)	The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer

		and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. Goeken's experience managing clinical trials gives Cytonics the expertise necessary to design and conduct Phase 1 and 2 studies.
Gordon Ramseier	Director [Part Time] (March 1, 2009 - Present)	The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Mr. Ramseier's experience as a biotech consultant provides Cytonics with the experience necessary to identify licensing opportunities for its drug assets.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Initial Preferred Shares	360,000	Yes	N/A	1.4%	N/A
Series A Preferred Shares	1,152,380	Yes	N/A	4.5%	N/A
Series B Preferred Shares	5,149,730	Yes	N/A	20.3%	N/A
Series C Preferred Shares	2,935,391	Yes	N/A	11.5%	N/A
Common Shares	10,077,039	Yes	N/A	39.6%	N/A
Issued Stock Options	5,161,834	Yes	Exercisable for common stock	22.7%	N/A

The Company has the following debt outstanding:

During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("2018 Notes"), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and $50,000 note to the former Company's Chairman of the Board and the prior chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bore interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

As of December 31, 2021 and 2020 the total principal outstanding on the 2018 Notes was $0 and $804,000, respectively.

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the "2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bore interest at a rate of 5% compounded each calendar quarter commencing with June 30, 2019. All outstanding principal and accrued interest were due May 2021 ("Maturity Date").

During the years ended December 31, 2021 and 2020, the Company recognized aggregate amortization expense of $98,648 and $229,960 related to the beneficial conversion feature and debt issuance costs which is included on the statements of operations. As of December 31, 2021 and 2020, the aggregate unamortized debt discount was $0 and $98,648.

On October 31, 2019, the Company issued a promissory note with an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00 or 2) at the completion of an IPO, at a conversion price equal to the share price paid in the IPO less a 10% discount.

As of December 31, 2021 and 2020 , the total principal outstanding on the 2019 Notes and 2019 Promissory Note was $0 and $586,511, respectively.

During 2020, the Company issued promissory notes in the principal amount of $715,000 of which $40,000 was with related parties. In 2021, the Company issued an additional promissory note with a principal amount of $30,000 (collectively referred to as the "2020 Notes"). In connection with the 2020 notes, the Company issued options to purchase 372,500 shares of common stock at a share price of $2.00, which was recorded as a debt discount in the amount of $28,463 and additional paid in- capital based on the relative fair value method. The fair value of the options issued was determined using the blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (see Notes 6 and 7). The debt discount was amortized over the terms of the 2020 notes of one (1) year. In 2021, $670,000, including $40,000 to related parties, of outstanding principal on the 2020 Notes were repaid in in cash and all accrued interest outstanding at that time

At December 31, 2021 and 2020, aggregate outstanding principal and accrued interest on the 2018 Notes, 2019 Notes and 2020 Note was $0 and $2,105,511, including $140,000 with related parties, and $0 and $105,900, which is included in the caption accounts payable and accrued liabilities on the balance sheets, respectively.

In April 2020, the Company entered into a promissory note evidencing an unsecured loan (the "Loan") in the amount of $27,212 made to the Company under the Paycheck Protection Program (the "PPP"). The PPP was established under the CARES Act and is administered by the U.S. Small Business Administration.

In 2021, the Company received notification that Loan was forgiven and recorded gain on extinguishment of $27,408.

Ownership
A majority of the Company is owned by Gaetano Scuderi.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Gaetano Scuderi	6,421,620 Common Shares	25.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,000,000 cash on hand as of March 22, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $47,132,796 for Tier 1 Investors, $53,024,395.50 for Tier 2 Investors, and $58,915,995 for Tier 3 Investors.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Bridge	May 17, 2019	Reg CF	Crowd Note	482,968	Drug development
Bridge	October 31, 2019	Reg D	Promissory Note	55,000	Marketing expenses
Series C	June 7, 2021	Reg A+	Preferred Equity	2,364,850	GMP drug development, pre-clinical trials

All issued Convertible Notes have been converted into Preferred Stock.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series C Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,001. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series C Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series C Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series C Preferred Stock in this offering.

For the Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series C Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Initial Preferred Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Conversion Rights
1.2 to 1 (into common stock)

Series A Preferred Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Conversion Rights
1 to 1 (into common stock)

Series B Preferred Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Conversion Rights
1 to 1 (into common stock)

Series C Preferred Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Conversion Rights
1 to 1 (into common stock)

Series C Preferred Stock

Dividend Rights
Holders of Series C Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series C Preferred Stock is outstanding, holders of Series C Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series C Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series C Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series C Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series C Preferred Stock.

The Series C Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series C Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series C Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series C Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series C Preferred Stock Investment Agreement
Under the Series C Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series C Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series C Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series C Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series C Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series C Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gaetano Scuderi

_____
(Signature)

Gaetano Scuderi

_____
(Name)

Founder & Chairman of the Board

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Gaetano Scuderi

_____
(Signature)

Gaetano Scuderi

_____
(Name)

Founder & Chairman of the Board

_____
(Title)

April 6, 2022

_____
(Date)

/s/Joey Bose

_____
(Signature)

Joey Bose

_____
(Name)

CEO & President

_____
(Title)

April 6, 2022

_____
(Date)

/s/Phil LoGrasso

_____
(Signature)

Phil LoGrasso

_____
(Name)

CEO & President

_____
(Title)

April 6, 2022

_____
(Date)

/s/Tracey Goeken

_____
(Signature)

Tracey Goeken

_____
(Name)

CEO & President

_____
(Title)

April 6, 2022

_____
(Date)

/s/Gordon Ramseier

_____
(Signature)

Gordon Ramseier

_____
(Name)

CEO & President

_____
(Title)

April 6, 2022

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Cytonics Corporation

Audited Financial Statements

December 31, 2021 and 2020

Table of Contents



D. BROOKS
& ASSOCIATES CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Cytonics Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cytonics Corporation ("the Company") as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 of the financial statements, the Company suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note 3 of the financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.

We have served as the Company's auditor since 2017.

Palm Beach Gardens, Florida
March 30, 2022

Cytonics Corporation
Balance Sheets
December 31, 2021 and 2020

<u>Assets</u>

		2021		2020
Current assets:				
Cash	$	967,757	$	537,354
Accounts receivable, net		123,333		80,000
Deferred offering costs		-		137,882
Prepaid expenses		1,968		1,903
Total current assets		1,093,058		757,139
Accounts receivable, non-current, net		217,860		283,676
Intangible assets, net		445,840		425,931
Total assets	$	1,756,758	$	1,466,746

<u>Liabilities and Stockholders' Equity (Deficit)</u>

		2021		2020
Current liabilities:				
Accounts payable and accrued liabilities	$	554,929	$	498,078
Convertible notes and notes payable, net of debt discounts		-		1,744,303
Paycheck protection program loan		-		19,710
Convertible notes and notes payable, related parties		-		138,570
Total current liabilities		554,929		2,400,661
Convertible notes and notes payable, net of debt discounts		-		100,000
Paycheck protection program loan		-		7,502
Total liabilities		554,929		2,508,163
Stockholders' equity (deficit):				
Convertible Initial Preferred Stock, $.001 par value;				
150,000 shares authorized, issued and outstanding		150		150
Convertible Series-A Preferred Stock, $.001 par value;				
1,500,000 shares authorized; 576,190 shares issued and outstanding		576		576
Convertible Series-B Preferred Stock, $.001 par value;				
6,000,000 shares authorized; 2,574,865 shares issued and outstanding		2,575		2,575
Convertible Series-C and C-1 Preferred Stock, $.001 par value;				
10,000,000 shares authorized; 2,994,557 and nil shares issued and				
outstanding, respectively		2,995		-
Common Stock, $.001 par value; 50,000,000 shares authorized,				
10,117,042 and 9,547,120 shares issued and outstanding, respectively		10,117		9,547
Additional paid-in capital		21,092,923		16,309,053
Accumulated deficit		(19,907,507)		(17,363,318)
Total stockholders' equity (deficit)		1,201,829		(1,041,417)
Total liabilities and stockholders' equity (deficit)	$	1,756,758	$	1,466,746

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenues:		
Service revenues	$ -	$ 6,000
License and royalty revenues	307,500	585,056
Total revenues	307,500	591,056
Operating Expenses:		
Research and laboratory expenses	2,205,358	503,906
Payroll expense	237,674	219,473
Selling, general, and administrative expenses	584,045	258,881
Professional fees	143,930	170,667
Amortization	30,376	31,503
Impairment loss	-	34,276
Total operating expenses	3,201,383	1,218,706
Loss from operations	(2,893,883)	(627,650)
Other (expense) income:		
Interest income	14,514	9,274
Other income	-	1,000
Paycheck protection program loan forgiveness	27,408	-
Gain on extuishment of debt	571,629	-
Interest expense	(263,857)	(378,474)
Total other expense, net	349,694	(368,200)
Net loss before income taxes	(2,544,189)	(995,850)
Income taxes	-	-
Net loss	$ (2,544,189)	$ (995,850)
Net loss per share, basic and diluted	$ (0.25)	$ (0.10)
Weighted average shares outstanding, basic and diluted	10,023,030	9,547,120

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2021 and 2020

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total in Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value			
Balance, December 31, 2019	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	-	$ -	9,547,120	$ 9,547	$ 16,191,691	$ (16,367,468)	$ (162,929)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	88,899	-	88,899
Warrants issued in connection with issuance of indebtedness	-	-	-	-	-	-	-	-	-	-	28,463	-	28,463
Net loss	-	-	-	-	-	-	-	-	-	-	-	(995,850)	(995,850)
Balance, December 31, 2020	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	-	$ -	9,547,120	$ 9,547	$ 16,309,053	$ (17,363,318)	$ (1,041,417)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	33,248	-	33,248
Issuance preferred stock for cash, net of issuance costs	-	-	-	-	-	-	2,424,016	2,424	-	-	3,764,885	-	3,767,309
Conversion of debt to equity	-	-	-	-	-	-	570,541	571	569,922	570	985,737	-	986,878
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,544,189)	(2,544,189)
Balance, December 31, 2020	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	2,994,557	$ 2,995	10,117,042	$ 10,117	$ 21,092,923	$ (19,907,507)	$ 1,201,829

See accompanying notes to the financial statements.

- 4 -

Cytonics Corporation
Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (2,544,189)	$ (995,850)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization	30,376	31,503
Amortization of debt discounts	122,639	234,431
Stock-based compensation	33,248	88,899
Paycheck protection program loan and accrued interest forgiveness	(27,408)	-
Gain on extuishment of debt	(571,629)	-
Impairment loss	-	34,276
(Increases) decreases in assets:		
Accounts receivable	22,483	(345,259)
Prepaid expenses	(65)	26,451
Increase in liabilities:		
Accounts payable and accrued expenses	150,042	340,446
Net cash used in operating activities	(2,784,503)	(585,103)
Cash flows from investing activities:		
Purchase of intangible assets	(50,285)	(78,651)
Net cash used in investing activities	(50,285)	(78,651)
Cash flows from financing activities:		
Proceeds from issuance of notes payable	30,000	675,000
Proceeds from issuance of notes payable - related parties	-	40,000
Repayments of notes payable - related parties	(40,000)	-
Repayments of convertible notes payable	(630,000)	-
Proceeds from paycheck protection program loan	-	27,212
Proceeds from issuance of preferred stock, net of fees	3,905,191	-
Deferred offering costs	-	(78,696)
Net cash provided by financing activities	3,265,191	663,516
Net increase (decrease) in cash	430,403	(238)
Cash, beginning of year	537,354	537,592
Cash, end of year	$ 967,757	$ 537,354
Supplemental cash flow information:		
Cash paid for interest	$ 153,183	$ -
Cash paid for taxes	$ -	$ -
Schedule of non-cash financing activity:		
Issuance of warrants with notes payable	$ -	$ 28,463

See accompanying notes to the financial statements.

Note 1 – Nature of Business

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the useful life of intangible assets, fair value of stock-based compensation and stock and warrants issued with convertible notes and notes payable.

Cash and Cash Equivalents
Cash includes cash deposited in major financial institutions, which at times may exceed Federal Deposit Insurance Corporation insurance limits.

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value. As of December 31, 2021 and 2020 the Company had no cash equivalents.

Revenue Recognition
The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied; generally this occurs with the transfer of control or access of the Company's licenses or performance of services. Revenue is measured as the amount of consideration the company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, to a lesser extent, research and development related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer), where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales with minimum quarterly royalty guarantees. The Company applies a discount to license fees that represent earned revenues at the time of contract execution to be received over time.

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Revenue from license fees are recognized at a point in time when the Company transfers the functional IP to the customer as long as management believes the total consideration owed by the customer for the license fee is probable of being received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at its net present value using an estimated discount rate at the point in time the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effects of the financial component is separately presented from revenue as interest income.

Minimum guaranteed royalty (MGRs) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a. The subsequent sale or usage occurs.
b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

License and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any discounts

The Company also generates revenues for running diagnostic tests. The service is invoiced and the revenue is recognized upon completion of the test and after the test results are reported to the customer, which is at the point the Company has satisfied its performance obligation.

Except for the estimate of discount rate to be applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number customer contracts, the Company does not have material contract assets or liabilities.

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

During the year ended December 31, 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing and distribution rights associated with the Company's functional intellectual property. Upon execution of the contract, the Company required a $450,000 nonrefundable license fee, payable in installments over a period of years through 2025 which management believes is probable of collecting. In the event the contract is terminated prior to its ten year term, the customer is required to pay a portion of the license fee based on sliding scale and the year of termination. During the year ended December 31, 2020, the Company recorded $404,806 of license fee revenue net of a present value discount in the amount of $45,194 when the functional IP was transferred to the customer. As of December 31, 2020 $400,000 of the nonrefundable fee remains due which has been presented on the balance sheets as an accounts receivable in the amount of $363,676, net of a $36,324 discount. As of December 31, 2021 $320,000 of the nonrefundable fee remains due which has been presented on the balance sheets as an accounts receivable in the amount of $297,860, net of a $22,140 discount.

During the years ended December 31, 2021 and 2020, the Company recognized revenue from license fees and MGRs of $307,500 and $585,056, respectively, which is presented on the statement of operations as license and royalty revenues.

During the years ended December 31, 2021 and 2020, service revenues which are recognized at the completion of the service were none and $6,000 as presented on the statement of operations.

Intangible Assets

The Company's intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131 and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which are validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patents applications. The cost of issued patents are capitalized and amortized over the life of the patents which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patents in development are expensed as incurred. The unamortized costs associated with previously capitalized patents that have expired or abandoned are written off.

The Company assesses potential impairments to its imatngible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no and $34,276 impairment of intangible assets at December 31, 2021 and 2020, respectively.

Note 2 – Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities, and convertible notes approximate their fair values because of the short maturities and/or market interest of these financial instruments.

Extinguihsment of Debt
The Company evaluates the settlement of debt transactions in accordance with ASC 405 Liabilities and ASC 470 Debt. If debt is converted or exchanged into issuer's equity shares on terms different from those at issuance, the transaction is accounted for as a debt extingushment with the difference between the carrying value of the debt and the fair value of equity shares being recorded in earnings as a gain or loss.. At December 31, 2021 the Company had $571,629 of gain on extinguishment due to the conversion of convertible notes payable and notes payable (see Note 5).

Contingencies
The Company records contingent liabilities resulting from asserted and unasserted claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are disclosed when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. The process of estimating probable losses requires professional judgment in the analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts.

Concentrations of Risk
In the normal course of business, the Company is potentially subject to concentrations of credit risk in its trade receivables. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks exist at December 31, 2021 or 2020. Generally, the Company does not require collateral or other securities to support its Trade Receivables.

Share-Based Payments
The Company measures the cost of services received in exchange for an award of equity instruments to employees and nonemployees based on the grant date fair value of the award, which is recognized as compensation expense over the vesting term.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Note 2 – Summary of Significant Accounting Policies, continued

Income Taxes, continued

The Company recognizes deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Recently Issued Accounting Standards

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, *"Classification of Certain Cash Receipts and Cash Payments"*, which addresses eight specific cash flow issues with the objective of reducing diversity in practice. The Company adopted the provisions of ASU No. 2016-15 in 2020, which did not have an impact on it's cash flow presentation.

Accounting for Certain Financial Instruments with Down Round Features

In July 2017, the FASB issued ASU No. 2017-11, *Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815)*: (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (ASU 2017-11).

Part I of ASU 2017-11 simplified the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise or conversion price based on the price of future equity offerings. Previous accounting guidance created cost and complexity for organizations that issue financial instruments with down round features by requiring, on an ongoing basis, fair value measurement of the entire instrument or conversion option each reporting period.

ASU 2017-11 requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise or conversion price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will recognize the effect of the trigger within equity.

ASU 2017-11 is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.

The Company's adoption of ASU 2017-11 related to financial instruments issued with down round features on January 1, 2020 did not have an impact on the Company's financial condition or results of operations.

Note 2 – Summary of Significant Accounting Policies, continued

Accounting Standards Not Yet Adopted
On August 5, 2020, the FASB issued ASU 2020-06,1 ("ASU 2020") which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020 is effective for fiscal years beginning after December 31, 2023. The Company feels the adoption of ASU 2020 will not have a material impact to the financial statements.

Accounting Standards Not Yet Adopted, continued
The amendments are effective for public business entities, that are not smaller reporting companies, in fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years.

Subsequent Events
Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 30, 2021, the date these financial statements were available to be issued.

Note 3 –Going Concern

As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company has sustained a net loss of approximately $2.5 million and had net cash used in operations of approximately $2.8 million. As of December 31, 2021, the Company had accumulated deficit of approximately $19.9 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

Note 4 – Intangible Assets

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs, for the years ended December 31, 2021 and 2020:

	Patents
Carrying value at December 31, 2019	$ 413,059
Additions	78,651
Amortization	(31,503)
Impairment	(34,276)
Carrying value at December 31, 2020	425,931
Additions	50,285
Amortization	(30,376)
Carrying value at December 31, 2021	$ 445,840

Future amortization of intangible assets is as follows:

2022	$ 30,376
2023	30,376
2024	30,376
2025	27,573
2026	27,573
Thereafter	299,566
	$ 445,840

Amortization expense was $30,376 and $31,503 for the years ended December 31, 2021 and 2020, respectively.

Note 5 – Convertible Notes and Notes Payable, Net

2018 Notes

During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("2018 Notes"), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and $50,000 note to the former Company's Chairman of the Board and the prior chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bore interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

Note 5 – Convertible Notes and Notes Payable, Net, continued

2018 Notes, continued

Prior to the completion of an Initial Public Offering ("IPO") of common stock, as defined, the holders of the 2018 Notes may elect to convert all outstanding principal and accrued interest into shares of common stock at a conversion price of $1.60 per share, and at a conversion price equal to the sale price of the common stock at any time following the completion of an IPO.

Subsequent to completion of an IPO of at least $1,000,000, the Company may elect to require holders of the 2018 Notes to convert all of the outstanding principal and accrued interest into shares of Common Stock at a conversion price equal to 80% of the sale price of the Common Stock in the IPO.

With the completion of a Series C Preferred Stock Offerring ("Series C Offerring") which resulted in gross proceeds in excess of $1,000,000 during 2021, the Company required the holders of the 2018 notes to convert their outstanding principal and accrued interest into shares of common stock at a conversion rate of $1.60 (80% of the $2 price per share in the Series C Offerring). During the year ended December 31, 2021, $804,000 of principal and accrued interest of $19,870 were converted to 514,922 shares of common stock.

Since the 2018 Notes were converted to shares of common stock under terms that differed from the original conversion terms of the 2018 Notes, the Company recorded a gain on the extinguishment of the 2018 Notes in the amount of $516,464. The gain reflects the difference between the carrying amount of the 2018 Notes and the estimated fair value of the shares of common stock issued upon conversion.

In estimating the fair value of common stock, the Company used the backsolve method, which utilizes the option pricing method to calculate an implied value of $.597 per share of common stock. For purposes of the Backsolve method, the Company used the recent sales transactions of the Series C Preferred Stock which were purchased at a price of $2.00 per share (see Note 6). A summary of the key inputs used in the backsolve method at December 31, 2021 were volatility of 96%, risk free rate of .31 %, and an estimated three year period until a liquidity or an exit.

As of December 31, 2021 and 2020 the total principal outstanding on the 2018 Notes was $0 and $804,000, respectively.

2019 Notes

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the "2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bore interest at a rate of 5% compounded each calendar quarter commencing with June 30, 2019. All outstanding principal and accrued interest were due May 2021 ("Maturity Date").

Of the total 2019 Notes, $23,167 was issued as consideration related to debt issuance costs. In addition, the Company paid debt issuance costs of $44,751 for total aggregate debt issuance of costs of $67,918 were recorded as discount on the debt to be amortized over the twenty -four-month term of the 2019 Notes.

Note 5 – Convertible Notes and Notes Payable, Net, continued

2019 Notes, continued
The 2019 Notes automatically will convert to equity upon the occurrence of: 1) the sale and issuance of preferred stock in which the Company receives gross proceeds of $ 1,000,000 or more ("Qualified Equity Financing") or 2) a Corporate Transaction, as defined in the agreement.   If automatic conversion does not occur by the Maturity Date, the 2019 Note holders can elect, by a majority, to require the Company to pay the outstanding balance or convert the 2019 Notes into shares.

Upon conversion, the conversion price shall be based on the following:

Qualified Equity Financing – the lower of: a) a 20% discount to the price paid per share for the preferred stock (the "Discount") issued in the Qualified Equity Financing or b) the quotient resulting from dividing $32,400,000 (the "Valuation Cap") by the fully-diluted shares outstanding immediately prior to the closing of the Qualified Equity Financing. Upon conversion, the 2019 Note holders will receive shares equivalent to shares issued in the Qualified Equity Financing except the liquidation preference per share shall equal the conversion price.

Corporate Transaction – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

At Maturity – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

If the Company issues convertible debt in any future series separate from the 2019 Notes at a lower pre-money valuation cap or higher discount, the Valuation Cap and/or Discount on the 2019 Notes will be automatically amended to the lower Valuation Cap and/or higher Discount, as applicable.

The above conversion features embedded in the 2019 Notes resulted in the Company recognizing a beneficial conversion feature, measured at its intrinsic value on issuance date, of approximately $392,000, which was recorded as discount to the debt and additional paid in capital. The debt discount is being amortized over the term of the 2019 Notes.

During the years ended December 31, 2021 and 2020, the Company recognized aggregate amortization expense of $98,648 and $229,960 related to the beneficial conversion feature and debt issuance costs which is included on the statements of operations. As of December 31, 2021 and 2020, the aggregate unamortized debt discount was $0 and $98,648.

2019 Promissory Note
On October 31, 2019, the Company issued a promissory note with an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00 or 2) at the completion of an IPO, at a conversion price equal to the share price paid in the IPO less a 10% discount.

Note 5 – Convertible Notes and Notes Payable, Net, continued

2019 Promissory Note, continued
Further, the Company may elect to repay the principal and accrued interes in the form of equity shares as follows: 1) upon 15 days advance notice to the lender of the Company's election to convert into equity shaers at a conversion rate of $2 or 2) at any time following a public offering of stock that results in gross proceeds of at least $1,000,000, the Company may elect to require the lender to convert all outstanding principal and accrued interest into equity shaers at a 10% discount to the offering price.

Conversion of the 2019 Notes and 2019 Promissory Note
During the year ended December 31, 2021, the aggregate outstanding principal and accrued interest outstanding on the 2019 Notes and 2019 Promissory Note of $586,511 and $60,126, respectively, were converted to 570,541 shares of Series C Preferred Stock. The conversion of the 2019 Notes was triggered by a Qualified Equity Financing that occurred in 2021. The Company elected to require the holder of the 2019 Promissory Note to convert the outstanding principal and accrued interest into the Series C Preferred Stock after the sale of Series C Preferred Stock that resulted in gross proceeds in excess of $1,000,000 (see Note 6). Since the conversion was in accordance with the original terms of the 2019 Notes and 2019 Promissory Note, no gain or loss was recorded upon conversion and the $646,637 of outstanding principal and accrued itnerest was classified to equity.

As of December 31, 2021 and 2020 , the total principal outstanding on the 2019 Notes and 2019 Promissory Note was $0 and $586,511, respectively.

2020 Notes
During 2020, the Company issued promissory notes in the principal amount of $715,000 of which $40,000 was with related parties. In 2021, the Company issued an additional promissory note with a principal amount of $30,000 (collectively referred to as the "2020 Notes").   In connection with the 2020 notes, the Company issued options to purchase 372,500 shares of common stock at a share price of $2.00, which was recorded as a debt discount in the amount of $28,463 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (see Notes 6 and 7). The debt discount was amortized over the terms of the 2020 notes of one (1) year. In 2021, $670,000, including $40,000 to related parties, of outstanding principal on the 2020 Notes were repaid in in cash and all accrued interest outstanding at that time

Certain holders of the 2020 Notes elected to convert their outstanding principal and accrued interest into shares of common stock.

Note 5 – Convertible Notes and Notes Payable, Net, continued

2020 Notes, continued

During the year ended December 31, 2021, $75,000 of outstanding principal and accrued interest of $13,000 of 2020 Notes were converted to 55,000 shares of common stock. Since the 2020 Notes were converted to shares of common stock, the Company recorded a gain on the extinguishment of the 2020 Notes in the amount of $55,165. The gain reflects the difference between the carrying amount of the 2020 Notes and the estimated fair value of the shares of common stock issued upon conversion.

In estimating the fair value of common stock, the Company used the backsolve method, which utilizes the option pricing method to calculate an implied value of $.597 per share of common stock. For purposes of the Backsolve method, the company used the recent sales transactions of the Series C Preferred Stock which were purchased at a price of $2.00 per share (see Note 6). A summary of the key inputs used in the backsolve method at December 31, 2021 were volatility of 96%, risk free rate of .31 %, and an estimated period of three years till liquidity or an exit.

During the year ended December 31, 2021, an aggregate of outstanding principal and accrued interest of $1,558,506 on the 2018 Notes, 2019 Notes and and 2020 Notes was converted into 570,541 Series C Preferred Stock and 569,922 shares of common stock. This resulted in an aggregate gain on extinguishment of $571,629 which has been reflected on the statement of operations.

At December 31, 2021 and 2020, aggregate outstanding principal and accrued interest on the 2018 Notes, 2019 Notes and 2020 Note was $0 and $2,105,511, including $140,000 with related parties, and $0 and ,$105,900 which is included in the caption accounts payable and accrued liabilities on the balance sheets,respectively.

CARES Act Paycheck Protection Program Loan

In April 2020, the Company entered into a promissory note evidencing an unsecured loan (the "Loan") in the amount of $27,212 made to the Company under the Paycheck Protection Program (the "PPP"). The PPP was established under the CARES Act and is administered by the U.S. Small Business Administration.

The promissory note matures in April 2022 and bears interest at a rate of 1% per annum. Beginning November 2020, the Company isrequired to make 18 monthly payments of principal and interest in the amount of approximately $1,600. The Loan may be prepaid by the Companyat any time prior to maturity with no prepayment penalties. The proceeds from the Loan may only be used for payroll costs (includingbenefits), interest on mortgage obligations, rent, utilities and interest on certain other debt obligations.

The Note contains customary events of default relating to, among other things, payment defaults, making materially false andmisleading representations to the lender or breaching the terms of the Loan documents. The occurrence of an event of default willresult in an increase in the interest rate to 18% per annum and provides the lender with customary remedies, including the right torequire immediate payment of all amounts owed under the promissory note. In 2021, the Company received notification that Loan was forgiven and recorded gain on extinguishment of $27,408.

Note 6 – Stockholders' Equity

The Company is authorized to issue 50,000,000 shares of common stock with a part value of $0.001 per share and 20,000,000 shares of preferred stock with a part value of $0.001. The Board of Directors has designated (a) 150,000 shares as Initial Preferred Stock, (b) 1,500,000,000 shares of Series A Preferred Stock, and (c) 6,000,000 shares of Series B Preferred Stock, and (d) 10,000,000 shares of Series C Preferred Stock.

Common Stock

With the completion of a Series C Preferred Stock Offerring which resulted in gross proceeds in excess of $1,000,000, the Company had convertible notes and notes payable convert to 569,922 shares of common stock in 2021 (see Note 5).

At December 31, 2021 and 2020, the Company had 10,117,042 and 9,547,120 , respectively shares of common stock issued and outstanding. The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There is no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

At December 31, 2021 and 2020, the Company had (1) 150,000 shares of Initial Convertible Preferred Stock (Initial Preferred), (2) 576,190 shares of Series A Convertible Preferred Stock (Series A Preferred), (3) 2,574,865 shares of Series B Convertible Preferred Stock (Series B Preferred) issued and outstanding. The Initial Convertible Preferred stock has a liquidation preference of $2 per share ($300,000). The Series A Convertible Preferred Stock has a liquidation preference of $4 per share ($2,304,760). The Series B Convertible Preferred Stock has a liquidation preference in the amount paid by the holders (ranging from $2.50 to $4 per share, $7,360,960 in the aggregate). In the event of any liquidation event, the order of liquidation preference is as follows: the (1) Initial Preferred Stock (in parity with Series A Preferred), (2) Series A Preferred (in parity with Initial Preferred Stock) and (3) Series B Preferred.

Each share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock, and both the Series A and Series B Preferred stock are each convertible into two (2) shares of Common Stock.

During 2020, the Company amended its Articles of Incorporation to designate 10,000,000 shares as Series C Preferred Stock of which 500,000 shares were designated as Series C-1 Preferred Stock. Each share of Series C-1 Preferred Stock ("Series C-1") has a par value $0.001 and a stated value equal to its conversion rate.

Note 6 – Stockholders' Equity, continued

Preferred Stock, continued

Each share of Series C Preferred Stock has a par value $0.001 and a stated value equal to $2.00 ("Series C Purchase Price"). All other rights and privaleges of the Series C Preferred Stock and Series C-1 are identical except the stated value as discussed above.

Holders of the Series C and C-1 Preferred Stock will vote with holders of common Stock as a single class, and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each shares of Series C and C-01 Preferred Stock were converted into Common Stock.

Holders of the Series C and C-1 Preferred Stock may voluntarily convert the Series C and C-1 Preferred Stock into shares of Common Stock on a one-to-one ratio, and the Series C and C-1 Preferred Stock will automatically convertupon a Public Offering resulting in at least $20 million of net proceeds to the Company.

In the event of any liquidation event, the holders of the Series C and C-1 Preferred Stock will have a liquidation preference in parity with the holders of Initial Preferred Stock and Series A Preferred Stock. The Series C Convertible Preferred Stock has a liquidation preference of $5,989,114 (2,931,132 at $2 per share). The Series C-1 Convertible Preferred Stock have a liquidation preference of $532,472 (507,116 at $1.05 per share).

With the completion of a Series C Preferred Stock Offerring ("Offerring") which resulted in gross proceeds in excess of $1,000,000, the Company issued 2,424,016 Series C Preferred Stock for $2.00 which generated $3,767,309 of net proceeds, net of $962,391 equity issuance costs. As of December 31, 2020, $137,882 of these issuance costs costs were classified on the balance sheet as deferred offering cost. Upon completion of the Series C Offerrign these deferred offering costs were recorded as a reduction of additional paid-in capital.

As further disclosed in Note 5, the completion of the Offerring resulted in convertible notes payable being converted into 570,541 of Series C-1 Preferred Stock.

At December 31, 2021 and 2020, the Company had issued and outstanding 2,994,557 and no shares of Series C and C-1 Preferred Stock, respectively.

Note 7 – Stock-Based Compensation

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan ("2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Plan Options granted under the plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 may be granted only during the ten years immediately following the effective date of the Plan.

Note 7 – Stock-Based Compensation, continued

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan ("2018 Plan"), effectively replacing the 2007 Plan, to provide for the issuance of up to 5,000,000 shares of stock through the grant of stock options, restricted stock or restricted stock units.

During 2021, the Company granted options to the Company's President to purchase 424,800 shares of common stock at an exercise price of $2.00 per share and a grant date fair value of $0.16.

Additionally, a debt holder was given an option purchase 15,000 shares of common stock at an exercise price of $2.00 per share that is fully vested on issuance and exercisisable over five years (see Note 5).

During 2020, the Company granted options to purchase 357,500, 20,000 of which were issued to related parties, shares of common stock at an exercise price of $2.00 per share with a term of five years and a grant date fair value of approximately $0.08 in connection with the issuance of notes payable (see Note 5). The Company also granted options to two directors to purchase a total of 300,000 shares of common stock at an exercise price of $2.00 per share and a term of five years. Of the options granted, 200,000 options vest immediately, and 100,000 vest over one (1) year at 25,000 per quarter. The grant date fair value of the options was approximately $0.09.

At December 31, 2021, the Company has options outstanding to purchase 5,161,834 shares of common stock under the 2007 and 2018 Plans at exercise prices ranging from $0.05 to $2.00 per share and with remaining vesting periods of one to five (5) years.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	2021	2020
Expected Volatility	93.60%	91.9%-94.2%
Expected Term	2.5 years	2.5 years
Risk Free Rate	0.16%	0.11% - 0.14%
Dividend Rate	0.00%	0.00%

Note 7 – Stock-Based Compensation, continued

The following is a summary of the Company's stock option activity:

| | 2021 | | 2020 | |
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1	5,733,310	$ 0.94	5,845,870	$ 0.78
Granted	439,800	$ 2.00	657,500	$ 2.00
Forfeited	(709,276)	$ 0.38	-	$ -
Expired	(302,000)	$ 1.00	(770,060)	$ 1.31
Outstanding at December 31	5,161,834	$ 1.10	5,733,310	$ 0.94
Exercisable at December 31	4,807,834	$ 1.04	5,467,177	$ 0.90

The following table summarizes stock option information at December 31, 2021:

Exercise Price	Outstanding	Weighted Average Contractual Life (Years)	Exercisable	Weighted Average Contractual Life (Years)
$ 0.05	800,000	5.30	800,000	5.30
0.38	185,000	0.22	185,000	0.22
0.57	496,000	1.50	496,000	1.50
1.00	2,058,734	2.03	2,058,734	2.03
2.00	1,622,100	3.57	1,268,100	3.33
Total	5,161,834		4,807,834	

During the year ended December 31, 2021, 302,933 options vested with a weighted average grant date fair value of $.69. Stock compensation expense for the years ended December 31, 2021 and 2020 was $33,248 and $88,899, respectively, which is included in payroll expense on the statements of operations.

At December 31, 2021, there was 354,000 options unvested with an average grant date fair value of $.16 and $55,094 of unrecognized compensation costs related to stock options which will be recognized over the weighted average remaining years of 2.50.

Note 8 – Related Party Transactions

Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly through June 30, 2020. Total rent expense incurred on space leased from the Company's President was $12,000 for the year ended December 31, 2020 which is included in selling, general and administrative expenses on the statement of operations. The Company did not occupy the office in 2021.

See Note 5 for convertible notes and notes payable with related parties.

Note 9 – Commitments and Contingencies

From time-to-time, the Company may become involved in various claims and legal proceedings of a nature considered normal to its business. While it is not feasible to predict or determine the financial outcome of any proceedings, management does not believe that the resolve of unasserted claims and proceedings will result in a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 10 – Concentration of Credit Risks

During the year ended December 31, 2021 and 2020 the Company generated revenues from two (2) customers, and three (3) customers, respectively. At December 31, 2021 and 2020, two (2) customers and one (1) customer accounted for 100% of total accounts receivable balance, respectively.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the FDIC insured limit of $250,000. At December 31, 2021 and 2020, such cash balances were in excess of federally insured amounts by approximately $1,204,000 and $234,000, respectively.

During the year ended December 31, 2021 the Company purchased from one (1) vendor 98% of research and laboratory fees. At December 31, 2021 the vendor accounted for 68% of total accounts payable.

Note 11 – Income Taxes

Components of income tax benefit are as follows for the years ended December 31:

	2021	2020
Current income tax expense (refund) - federal	$ -	$ -
Current income tax expense (refund) - state	-	-
Total current income tax expense (refund)	-	-
Deferred income tax expense (benefit) - federal	377,026	246,389
Deferred income tax expense (benefit) - state	65,792	54,745
Total deferred income tax expense (benefit)	442,818	301,134
Change in valuation allowance	(442,818)	(301,134)
Total provision for income taxes	$ -	$ -

The tax effects of temporary differences which give rise to the significant portions of deferred tax assets and liabilities are summarized as follows as of December 31:

	2021	2020
Deferred Tax Assets:		
Net operating loss	$ 3,260,443	$ 2,697,371
Stock options	381,304	406,997
Tax credits	263,834	263,835
Total deferred tax assets	3,905,581	3,368,203
Deferred Tax Liabilities:		
Amortization	65,045	101,175
Net deferred tax liability	65,045	101,175
Less: Valuation Allowance	(3,970,626)	(3,469,378)
Total Net Deferred Tax Assets	$ -	$ -

The Company will have approximately $13.7M of operating loss carry-forwards as of December 31, 2021. Net deferred tax assets are mainly comprised of temporary differences between financial statement carrying amount and tax basis of assets and liabilities.

Net deferred tax assets are mainly comprised of temporary differences between financial statement carrying amount and tax basis of assets and liabilities.

Note 11 – Income Taxes, continued

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2021 and 2020, the Company's deferred tax assets have been fully valued due to the uncertainty of the Company's ability to generate taxable income and benefit from these deferred tax assets.

In addition, the Company performed a comprehensive review of its uncertain tax positions and determined that no adjustments were necessary relating to unrecognized tax benefits at December 31, 2021. The Company's federal and state income tax returns are subject to examination by taxing authorities for three years after the returns are filed, and the Company's federal and state income tax returns for 2018 through 2020 remain open to examination.

The reconciliation of the income tax benefit is computed at the U.S. federal statutory rate as follows at December 31:

	2021	2020
Federal statutory income tax	21.00%	21.00%
Permanent Differences	0.23%	0.02%
Change in Tax Rate	-3.81%	-9.41%
Change in Valuation Allowance	-17.41%	-30.02%
State income taxes, net of federal benefit	2.82%	3.53%
Prior Year Adjustments	-2.83%	14.88%
Total	0.00%	0.00%

Note 12 – Subsequent Events
In January 2022, the Company issued 100,000 options to two Company directors that can be exercised for $2 which expire in 5 years and vest over 1 year at 25,000 per quarter. These options which will result in stock compensation of $16,100 over the versting period.

EXHIBIT C
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CYTONICS

Website: https://cytonics.com/

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Cytonics Corporation

Biopharmaceutical company developing novel therapies for osteoarthritis and other inflammatory diseases

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$1,001	$58,915,996	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN CYTONICS CORPORATION

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Cytonics Corporation is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

Highlights

Overview

Product & Service

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Form C

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Company Highlights

- Preclinical study performed in dogs indicates safety and efficacy of lead drug candidate, CYT-108. Development of CYT-108 can be de-risked by clinical success of APIC-A2M technology
- Executed licensing agreements for sale of its FACT and APIC technologies in the human and veterinary markets, with a value up to $7M and 10% royalties on net sales
- Raised over $18M to date from securities and grants, including a $4M investment from Synthes (a Johnson & Johnson company) and a successful SeedInvest Reg A in 2021
- IP portfolio consists of 20 issued U.S. and international patents with 6 patents pending
- Founded by a leading orthopedic surgeon (21 years of experience) and backed by renowned physicians, researchers, and biotech investors

Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Series C
- Minimum Investment: US $1,001 per investor
- Security Type: Tiered Preferred Equity (SWIFT)
- Pre-Money valuation : US $58,915,996
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Tiered Pricing

- Purchase Price: US $1.84 before Apr 23, 2022
- Pricing Discount: **20.0% discount** before Apr 23, 2022
- Pricing Schedule: See Full Schedule

Cytonics is on a mission to disrupt the regenerative medicine field with its proprietary and innovative biologic therapies for osteoarthritis. The company is approaching human clinical trials and is raising capital to complete a Phase 1 study.

The Problem

Osteoarthritis (OA) is a crippling disease that is caused by the breakdown of cartilage within joints. Post-traumatic injuries (e.g. ACL tear) and age-related wear-and-tear of the joints significantly increase the incidence of the disease. Over 27 million people are treated for arthritis-related pain in the US alone, placing a $180B burden on our healthcare system and economy. Missed work and excessive medical expenditure result from the lack of an effective treatment. We believe we have a safe, effective therapy for OA will have an enormous impact on human well-being and significantly improve the global economy.

Our Solution

Cytonics' solution to the OA problem is to deliver high concentrations of **Alpha-2-Macroglobulin (A2M)**, a blood protein that has been shown to protect cartilage, into the joint space to slow and eventually halt the progression of arthritis. **A2M functions by inhibiting destructive protease enzymes that chew up cartilage tissue**.

Our first therapeutic to set attain FDA approval is the **Autologous Platelet Integrated Concentrate (APIC) system, a device which concentrates A2M from a patients' blood to treat damaged joints.** The APIC technology has treated over 7,000 patients nationwide, serving as clinical evidence A2M is an effective treatment for osteoarthritis.

Our current focus is the development of CYT-108, a genetically engineered variant of A2M. CYT-108 was designed with key genetic mutations to make it 2-4x more effective than naturally occurring A2M. **Since our last raise, we have successfully completed the GMP manufacturing of CYT-108 and will be conducting a final pre-clinical safety study before entering Phase 1 human clinical trials.** If approved by the FDA, CYT-108 will be the only therapy on the market that addresses the root causes of osteoarthritis and has the potential to reverse disease progression.

Pitch Deck



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Product & Service

Our Science (A2M)

 Alpha-2-Macroglobulin (A2M) is a naturally occurring blood serum protein involved in blood clot formation. A2M is also a well characterized, broad-spectrum protease inhibitor that has demonstrated potent inhibitory activity against the proteases that destroy cartilage in osteoarthritis (OA).

Unfortunately, the levels of naturally occurring A2M may be too low to lend therapeutic benefit to damaged joints. Delivering high concentrations of A2M directly into afflicted joints, however, has been shown to inhibit these cartilage-destroying proteases, slowing and potentially halting the progression of OA.

The FACT Diagnostic

Our flagship product, the Fibronectin-Aggrecan Complex Test (FACT), detects the presence of the Fibronectin-Aggrecan Complex (FAC) in samples of patients' joint fluid. A positive readout indicates that the patient's cartilage is damaged due to overactive proteases, and that the patient would benefit from our APIC treatment. We licensed the FACT to Synthes (acquired by Johnson & Johnson) in 2010 for $5M. The FACT is currently sold by our national distributor directly to orthopedic physicians.

The APIC System

The APIC system isolates A2M found naturally in the bloodstream, producing a concentrated solution that is then injected into the damaged joint. This is achieved by centrifuging patient's blood, then filtering out proteins that could cause damage to the joint while retaining the therapeutic A2M. The clinical success of our APIC therapy is evident--over 7,000 patients have been treated to-date. We licensed our technology to a national distributor for $850,000 upfront and 10% royalties on net sales. To-date, our distributor has sold over 7,000 kits directly to physicians. Our distributor anticipates a dramatic growth in sales in 2019 as the company was recently acquired by a much larger international distributor, effectively doubling the sales force and giving access to international markets.

Testimonials*

"I have been using Cytonics' Alpha-2-Macroglobulin kits to treat various joint pains, mostly in the knee. This is part of my regenerative medicine practice. I've seen remarkable results such that I have suggested that my wife and my son undergo treatments. The treatments were remarkably successful in both of them. I am very pleased and I'm looking forward to having this product [CYT-108] available more easily off-the-shelf and approved by insurance. I expect a huge demand for it."

- L. Rosenfield, MD

"I [have] suffered [from] prolonged pain from a partial tear in my right Achilles tendon... After almost eight months of therapy and various treatments, R. Grossman, MD told me about Cytonics and the available A2M treatment. I received my first injection in April of 2018 and within weeks the large nodule in my Achilles had shrunk significantly... The A2M therapy has given me my life back."

- D. Bobb, patient

The above individuals were not compensated for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

The Next Generation A2M Therapy: CYT-108

We leveraged our understanding of protein engineering to create a synthetic version of the naturally occurring A2M protein, dubbed "CYT-108." CYT-108 was engineered with a special "bait region" located in the center of the protein, responsible for trapping the destructive proteases that are upregulated in osteoarthritis. This engineered bait region makes CYT-108 more potent than the naturally occurring (wild-type) A2M. We have produced GMP-grade CYT-108 for the IND-enabling preclinical trial (targeted Q1 2022) and upcoming Phase 1 study in humans (targeted in 2023).

Gallery



What is Osteoarthritis and Why is it a Problem?
from **Cytonics Corporation**

Why H
teoart
from **Cyto**

What is Osteoarthritis and Why is it a Problem?.

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Media Mentions



Team Story

Gaetano Scuderi, MD, a fellowship-trained spine surgeon and former Stanford professor, began his quest to find the source of joint pain by assuming that there must be some compound that forms when cartilage begins to degrade due to arthritis. If such a biomarker could be located, then it could become an objective test for the presence of arthritis in joints, and hint at the cause of the cartilage damage. Dr. Scuderi examined the joint fluid from colleagues, employees, and even family members for biomarkers. Dr. Scuderi's first published paper (2006) attracted the attention of the Stanford Medical community, which became instrumental in conducting research and raising funds for the company. In 2006, Dr. Scuderi made a key hire, Lewis Hanna, PhD, an experienced R&D leader in biologic therapeutics. This research team created a specialty cartilage research lab focused on developing biologic solutions for osteoarthritis, giving birth to the APIC system and CYT-108. In 2018, Dr. Scuderi hired Joey Bose as President to oversee the drug development program. With the expert guidance of business, scientific, and regulatory consultants, Dr. Scuderi was able to form a critical mass of scientific and business expertise within the company.

Founders and Officers



Gaetano Scuderi, MD
FOUNDER AND CHAIRMAN OF THE BOARD

Gaetano Scuderi, MD is the Founder and Chairman of the Board of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured world-wide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th degree black-belt in Jiu Jitsu and the founder/principle instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.



Joey Bose
CEO & PRESIDENT, DIRECTOR

Mr. Bose is the President of the Company and has served in such capacity starting in May of 2018. Mr. Bose has over 10 years' experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital Markets, LLC. From August 2012 to August 2015, Mr. Bose was a graduate student engaged in academic research at Johns Hopkins University.

Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University



Lewis Hanna, Ph.D.
CHIEF SCIENTIFIC OFFICER

Dr. Hanna has served as the Chief Scientific Officer of Cytonics Corporation since February 2008. Until 2004, Dr. Hanna was the director of process development at Alexion Pharmaceutical where he directed a group of 15 scientists developing and manufacturing therapeutic antibodies and single chain antibodies for multiple indications. Dr. Hanna also held position of group leader and principal scientist in Bristol Myers Squibb and R. W. Johnson Pharmaceutical Research Institute, from 1995 to 1997, and 1988 to 1994, respectively. While at Cytonics, Dr. Hanna directed proteomic research that led to the discovery of a protein complex biomarker for spine disc degeneration ("FAC"; patent allowed). He characterized the biomarker and developed an ELISA assay for the detection of the protein complex biomarker in spinal disc lavage. Further research studies of this biomarker resulted in deeper understanding and the discovery of a new therapeutic strategy for osteoarthritis.

Dr. Hanna has over 28 years of research experience in pharmaceutical and biotechnology companies, focused on the structure and function of proteins including extensive experience working with therapeutic protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. He also is expert at quality and regulatory requirements to obtain FDA new drug approval and has guided Cytonics' successful regulatory submissions. Dr. Hanna received his BS degree from Cairo University, received his PhD from City University of New York, and completed a post-doctoral fellowship at Cornell University.



Phil LoGrasso, PhD
DIRECTOR

Phil LoGrasso, Ph.D. joined the company's growing Board of Directors in December of 2020. Dr. LoGrasso's expertise in the biotechnology industry includes experience as a Program Director at the National Institute of Health (NIH), Research Fellow in drug discovery and development at Merck and Avera Pharmaceuticals, and as a senior analyst at GQG Partners (a $56B global hedge fund). Phil has spent almost three decades actively involved in forming relationships with Big Pharma, venture-backed biotech companies, academic researchers at the NIH, and biotech-focused hedge funds.



Tracy Goeken, MD
DIRECTOR



Cytonics recently welcomed Tracy Goeken, MD to the company's Board of Directors. As a member of the Board, Dr. Goeken will help drive the company's direction and manage clinical trials. Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec.



Gordon Ramseier
DIRECTOR

Mr. Ramseier is the President, co-founder and an equity member of BCI LifeSciences LLC. He has over forty years of origination and operations experience, building and commercializing new technologies. He was a Founder of The Sage Group, and has held senior level executive and board of directors positions with a number of companies in the life sciences industry, including: OncoTherapeutics, ImmuneTech Pharmaceuticals, Inc. (later Dura Pharmaceuticals), the Healthcare Industries Practice of Booz, Allen & Hamilton, G.D. Searle, and Pfizer Laboratories. Mr. Ramseier received his M.B.A. (with distinction) from the Amos Tuck School of Business Administration, Dartmouth College and his B.S. in Chemistry from Washington & Lee University.

Notable Advisors & Investors

 David C. Yeomans, PhD    Vanessa Cuellar, MD    Wayne Olan, MD

 Thomas San Giovanni, MD    Raymond Johnson, MBA    Martin Angst, MD

 Geoff Abrams, MD    Joseph Buckwalter, MD    Jason M. Cuellar, MD PhD

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series C
Round size:	US $5,000,000
Minimum investment:	US $1,001
Target Minimum:	US $500,000

Key Terms

Security Type:	Tiered Preferred Equity (SWIFT)
Purchase Price:	US $1.84 no later than Apr 22, 2022 (20.0% discount)
	US $2.07 no later than Apr 29, 2022 (10.0% discount)
	US $2.30 Final
Pre-Money valuation:	US $58,915,996
Option pool:	13.7%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Cytonics has set an overall target minimum of US $500,000 for the round, Cytonics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Cytonics's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

- IND-enabling preclinical...
- GMP Production of CY..

- GMP Production of CY..
- IND-enabling preclinical...
- Phase 1 Human Clinical ..
- Working capital

Investor Perks

Cytonics is disrupting the field of regenerative medicine with their innovative biologic therapies for osteoarthritis. **Returning Reg A+ investors that make another investment will receive perks equivalent to one tier above their investment amount.** Learn more about the investor perks below.

Tier 1 : Invest $15,000 to $29,999 – Complimentary consultation with a qualified physician (regional availability may differ), plus participation in scheduled quarterly calls with Cytonics' senior management

Tier 2 : Invest $30,000 to $74,999 – All of the above, plus complimentary APIC kit (sent to a qualified physician, regional availability may differ)

Tier 3: Invest $75,000 to $149,999 – All of the above, plus paid airfare to visit our research facilities and a dinner with Cytonics' senior management, plus a complimentary consult with Gaetano Scuderi, MD and APIC treatment

Tier 4: Invest $150,000 to $249,999 – All of the above, plus complimentary flight (for two) to Jupiter, FL for a weekend stay at the Jupiter Beach Resort, plus invitation to annual updates (dinners, calls) with Cytonics' senior management

Tier 5: Invest $250,000 or more – All of the above, plus an active role in CYT-108 development, plus complimentary admission to industry conferences that Cytonics attends (such as the American Academy of Orthopedic Surgeons Annual Meeting)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $300,000
Closed Date	Nov 30, 2009
Security Type	Preferred Equity
Pre-Money valuation	US $19,814,240

Series A

Round Size	US $2,304,760
Closed Date	Nov 30, 2009
Security Type	Preferred Equity
Pre-Money valuation	US $22,119,000

Series B

Round Size	US $7,630,960
Closed Date	Jan 5, 2016
Security Type	Preferred Equity
Pre-Money valuation	US $32,400,000

Bridge

Round Size	US $486,511
Closed Date	May 17, 2019
Security Type	Crowd Note
Valuation Cap	US $32,400,000

Bridge

Round Size	US $804,000
Closed Date	Jun 30, 2018
Security Type	Convertible Note

Bridge

Round Size	US $100,000
Closed Date	Oct 31, 2019
Security Type	Convertible Note

Series C

Round Size	US $4,727,000
Closed Date	Jun 7, 2021
Security Type	Preferred Equity
Pre-Money valuation	US $46,000,000

Market Landscape



The US-market for an effective treatment for osteoarthritis (OA) was estimated by examining Hyaluronic Acid (HA) sales in years past. HA is a "viscosupplementation" therapy that is commonly used to treat OA. These figures do not take into account the sale of corticosteroids and pain relievers as treatments for OA (both corticosteroids and pain relievers are sold for other applications, so estimating the percentage of sales attributed to treating OA is not practical). The actual market is likely much larger.
https://www.grandviewresearch.com/industry-analysis/hyaluronic-acid-market

Osteoarthritis (OA) is a degenerative disease that erodes the cartilage within joints as either part of the natural aging process or due to trauma.

Over 27 million Americans currently suffer from OA, and with the aging population the incidence of OA is projected to reach 25% of the adult population in the US by 2030. Over 6 million Americans are treated for post-traumatic OA, which occurs frequently in athletes that experience injury (e.g. ACL tear) on the field.

Over $240 billion is spent on treating OA every year. An effective treatment for OA would have a tremendous impact on both human well-being and the economic burden of the disease. OA also affects animals, with an estimated 20 billion dogs affected in the US alone.

Currently, limited treatment options exist for OA, and those treatment options are palliative - they treat the symptoms but not the root causes of the disease. Drugs such as painkillers (opiates), NSAIDS (Tylenol), and corticosteroids provide temporary relief but to not repair the damaged joint. We believe an effective treatment must address OA at its source and target the molecular forces that destroy the cartilage and cause joint pain and inflammation. Cytonics' A2M therapy is one of the only therapies on the market that achieves that aim. Further, we believe that our synthetic A2M drug product, CYT-108, will be the only biologic therapy with the potential to completely halt the progression of osteoarthritis.

Recently, Ampio Pharma advanced a biologic solution for OA into Phase 3 trials. We believe this validates Cytonics' thesis that the disease can be treated by biologics that target the molecular forces underlying OA.

Risks and Disclosures

The Pre-Money Valuation does not include the unallocated option pool. As such, if the full unallocated option pool were to be issued, the Pre-Money Valuation would be approximately $68,115,995.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to advance R&D of their lead drug candidate through the FDA regulatory process and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The reviewing CPA has included a "going concern" note in the reviewed financials. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company has sustained a net loss of approximately $2.5 million and had net cash used in operations of approximately $2.8 million. As of December 31, 2021, the Company had accumulated deficit of approximately $19.9 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

The Company has engaged in Related Party Transactions. Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly through June 30, 2020. Total rent expense incurred on space leased from the Company's President was $12,000 for the year ended December 31, 2020 which is included in selling, general and administrative expenses on the statement of operations. The Company did not occupy the office in 2021.

The Company had outstanding liabilities in 2020. During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("2018 Notes"), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and $50,000 note to the former Company's Chairman of the Board and the prior chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bore interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

As of December 31, 2021 and 2020 the total principal outstanding on the 2018 Notes was $0 and $804,000, respectively.

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the "2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bore interest at a rate of 5% compounded each calendar quarter commencing with June 30, 2019. All outstanding principal and accrued interest were due May 2021 ("Maturity Date").

During the years ended December 31, 2021 and 2020, the Company recognized aggregate amortization expense of $98,648 and $229,960 related to the beneficial conversion feature and debt issuance costs which is included on the statements of operations. As of December 31, 2021 and 2020, the aggregate unamortized debt discount was $0 and $98,648.

On October 31, 2019, the Company issued a promissory note with an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00 or 2) at the completion of an IPO, at a conversion price equal to the share price paid in the IPO less a 10% discount.

As of December 31, 2021 and 2020 , the total principal outstanding on the 2019 Notes and 2019 Promissory Note was $0 and $586,511, respectively.

During 2020, the Company issued promissory notes in the principal amount of $715,000 of which $40,000 was with related parties. In 2021, the Company issued an additional promissory note with a principal amount of $30,000 (collectively referred to as the "2020 Notes"). In connection with the 2020 notes, the Company issued options to purchase 372,500 shares of common stock at a share price of $2.00, which was recorded as a debt discount in the amount of $28,463 and additional paid in- capital based on the relative fair value method. The fair value of the options issued was determined using the blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (see Notes 6 and 7). The debt discount was amortized over the terms of the 2020 notes of one (1) year. In 2021, $670,000, including $40,000 to related parties, of outstanding principal on the 2020 Notes were repaid in in cash and all accrued interest outstanding at that time

At December 31, 2021 and 2020, aggregate outstanding principal and accrued interest on the 2018 Notes, 2019 Notes and 2020 Note was $0 and $2,105,511, including $140,000 with related parties, and $0 and $105,900, which is included in the caption accounts payable and accrued liabilities on the balance sheets, respectively.

In April 2020, the Company entered into a promissory note evidencing an unsecured loan (the "Loan") in the amount of $27,212 made to the Company under the Paycheck Protection Program (the "PPP"). The PPP was established under the CARES Act and is administered by the U.S. Small Business Administration.

In 2021, the Company received notification that Loan was forgiven and recorded gain on extinguishment of $27,408.

Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed. The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

The Company will be dependent upon third party suppliers and manufacturers. Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of their business plan.

The Company may not be able to obtain the regulatory approvals necessary to market our products. Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products.

The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use.

The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required.

The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted.

Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices.

The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

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Download Cytonics Corporation's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (2 files)	Apr 4, 2022	Folder
> 📁 Fundraising Round (1 file)	Apr 4, 2022	Folder
> 📁 Miscellaneous (4 files)	Apr 4, 2022	Folder

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EXHIBIT D

Investor Deck



CYTONICS®

RELIEF FOR OSTEOARTHRITIS

DISCLAIMER & FORWARD LOOKING STATEMENTS

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

CYTONICS

EXECUTIVE SUMMARY

    

Cytonics, founded in 2006, is a **private research and development company** focusing on molecular diagnostic and therapeutic products for **osteoarthritis (OA)**

Our first product was a **biomarker assay** to determine the extent of cartilage damage that is the hallmark of osteoarthritis.

We leveraged the medical expertise of the founder to develop our first treatment for OA, the **Autologous Protease Inhibitor Concentrate (APIC) system**, a device which **enriches the therapeutic A2M protein** from a patients' own blood to treat their damaged joints.

We are currently developing a **genetically-engineered A2M variant, "CYT-108"**, to target the root molecular cause (protease activity) of osteoarthritis in synovial joints. **CYT-108 is a first-in-class biopharmaceutical.**

Our intellectual property consists of **22 issued US and international patents** covering *all three* of our technologies (FACT, APIC, and CYT-108), and **5 additional patents pending.**

$1.8M

We have been awarded $1.8M in NIH grants to pursue our innovative research into discovering treatments for osteoarthritis

$22M

We have raised $22M in funding from private equity sources and licensing deals with institutions (Synthes Corp, CareStream America), retail investors, high net worth individuals, and Family Offices.

14%

Johnson & Johnson Development Corporation is a large shareholder.





THE PROBLEM

Osteoarthritis (OA) is a degenerative disease that erodes the articular cartilage that protects your joints.

Who Suffers From OA?

OVER
27 Million
AMERICANS

25% of adults by the year 2030

Over 27M Americans currently suffier from OA, and with the **aging population** incidence of OA is projected to reach 25% of the adult population in the US by 2030.

OVER
6 Million
ATHLETES

Over 6M Americans are treated for **post-traumatic OA**, which occurs frequently in athletes that experience injury (e.g., **ACL tear**) on the field.

OVER
$240 Billion Per Year
is spent treating OA

An effictive treatment for OA would have a tremendous impact on both **human well-being** and the **economic burden** of the disease, as over $240B is spent treating OA per year.

CYTONICS



THE ROOT CAUSE of OA

OA is caused by hyperactive proteases, a class of catabolic enzymes that chew away at the cartilage matrix.

A successful treatment must address these protease enzymes.

HYPERACTIVE PROTEASES

(Cartilage breakdown caused by proteases)



CURRENT THERAPIES

- Non-steroidal Anti-inflammatory Drugs (e.g., Advil)

- Hyaluronic Acid (viscous supplementation)

- Corticosteroids (e.g., Prednisone)

- Temporary symptomatic relief

- Treats symptoms, not root cause

- Many side effects

Limited treatment options for OA exist, and the current therapies are all palliative. They address the symptoms, but **fail to address the root cause** of the pain and inflammation, which is cartilage damage due to activity of proteases within the arthritic joint.



CYTONICS

The market for a treatment for OA can be approximated by examining the **sales of TNF-alpha inhibitors**, the class of drugs that treat OA's sister, **Rheumatoid Arthritis (RA)** . The **incidence of OA is 6 times higher than that of RA**, implying that the **market for OA is greater than $240B***.



$40 BILLION

**RHEUMATOID ARTHRITIS
GLOBAL SALES
(TNF-alpha inhibitors)**





$240 BILLION

**THERAPEUTIC MARKET
(RA x 6 = OA)**

*Research and Market's TNF Alpha Inhibitors Global Market Report 2021: COVID-19 Growth and Change to 2030 [Link]



CYTONICS.

OUR SOLUTION : A2M

Alpha-2-Macroglobulin (A2M) is a blood serum protein that plays a small role in the clotting cascade. A2M is a well characterized, broad-spectrum **protease inhibitor** that has demonstrated potent inhibitory activity against the **proteases that are upregulated in OA**.

Unfortunately, the levels of naturally occurring A2M are too low to lend any therapeutic benefit to damaged joints. However, we theorized that:



Delivering high concentrations of A2M directly into the joint space could bind to and inhibit the proteases, slowing and eventually halting the progression of OA.



A2M
PROTEASES

CYTONICS

OUR INNOVATION : THE APIC SYSTEM

We developed the **Autologous Protease Inhibitor Concentrate (APIC) system** to concentrate the **A2M found naturally in the bloodstream**. This is achieved by drawing and centrifuging patient's blood, then filtering out all the proteins that could cause damage to the joint (such as proteases and inflammatory cytokines).







APIC
CYTONICS
PRESS START
UNLOCK
LOCK

+

APIC
Processing Kit

The clinical efficacy and commercial success of APIC is a testament to A2M's efficacy against osteoarthritis.

PRP Therapy

Our APIC technology is often incorrectly compared to existing PRP (platelet rich plasma) therapies. PRP systems concentrate all the proteins in the blood, delivering a mix of potentially therapeutic and deleterious molecules to the joint.



APIC Therapy

Selectively concentrates the A2M found within the bloodstream **4-6x above naturally occurring levels**. Our proprietary filtration process **removes the harmful proteins** that remain in PRP formulations.



CYTONICS

OUR INNOVATION : THE APIC SYSTEM







Our APIC system has been used to successfully **treat over 8,000 patients nationwide**

Our A2M technology has been proven to **slow cartilage degradation, alleviate pain, eventually halt the progression of OA** and allow the body's regenerative mechanisms to heal the damaged tissue.

This observation has been independently verified by several academic groups (publications listed on slide 34).

"As a busy spine surgeon for the last 25 years the direction that Cytonics is proceeding in attempting to minimize clinical failures through their Autologous Platelet Integrated Concentration (APIC) System is breathtaking and timely."

- Alexander R Vaccaro, MD, PhD, MBA



The individual quoted above was not compensated in exchange for their testimonial. In addition, their testimonial should not be construed as and/or considered investment advice.

CYTONICS

PHYSICIAN TESTIMONIALS



"I was an early investor in Cytonics as the technology is timely in unraveling the etiology of Low back pain. The future will be assaying for specific biomarkers to determine not only the cause of pain but the potential for improvement with certain interventions. As a busy spine surgeon for the last 25 years the direction that Cytonics is proceeding in attempting to minimize clinical failures through their Autologous Platelet Integrated Concentration (APIC) System is breathtaking and timely."

- Alexander R Vaccaro, MD, PhD, MBA



I have been using Cytonics' alpha2- macroglobulin kits to treat various joint pains mostly in the knee. This is part of my regenerative medicine practice. I've seen remarkable results such that I have suggested that my wife and my son undergo treatments as well as patients. The treatments were remarkably successful in both of them. I am very pleased and I'm looking forward to having this product available more easily off-the-shelf and approved by insurance. I expect a huge demand for it. Thank you.

- Laurence Rosenfield, MD



"Cytonics' recombinant drug development program is anchored in robust preclinical data indicating that the proteinase inhibitor alpha-2-macroglobulin critically inhibits cartilage breakdown in models of osteoarthritis. Cytonics has developed a lead recombinant drug candidate, a variant of human alpha-2-macroglobulin that possesses a unique and improved bioactivity profile. Cytonics' strategic efforts are exciting as they target the development of a first biologic therapy for patients suffering from osteoarthritis."

- Martin Angst, MD



The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice

PATIENT TESTIMONIALS



"[Dr. Scuderi] took out some of my blood and he put it into the centrifuge and they did what they had to do and then he reinjected the A2M protein back into my knee. Before he did the procedure, I could not bend my knee, I could not walk upstairs. I really couldn't do anything. In fact, I was using a brace on my knee just to give me some support because the whole knee felt like it was going to cave in. A few days after the procedure I was walking and we were walking the dogs and the swelling seemed to have been going down."

- Gail Lynn

"I came with Gail when she discovered Dr. Scuderi and what he can do for arthritis. I went for an x-ray. Very simply, he did the same procedure. He took blood from my arm and put it in a centrifuge and got the protein out and injected it in my shoulder. And I've been great. We had nothing but success with this protein shot."

- Robert Lynn



"I partially tore my ACL in a skiing accident in Switzerland. After an unnecessary arthroscopy revealed I was not a candidate for ACL reconstruction, my knee was swollen and stiff for 6 weeks. Then I had a single treatment of Cytonics A2M therapy, APIC. Within 2 days the swelling and stiffness was gone and hasn't returned 6 months later. I was so impressed with these results that I have been evangelizing for APIC treatment to my doctors and friends ever since.

Even if I need another treatment soon, a couple APIC injections per year with no noticeable side effects and no drugs is closer to a miracle-treatment than I imagined possible before my experience with Cytonics' product. Joint injuries can be physically and emotionally debilitating, but medical advancements like this make now the best time in history to tear one's ACL.

Thanks to Cytonics for developing this product!"

- Gabe

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice



"I suffered prolonged pain from a partial tear in my right Achilles tendon. I am very familiar with this pain as I ruptured and had my left Achilles surgically repaired. After almost eight months of therapy and various treatments, Richard Grossman, MD told me about Cytonics and the available A2M treatment. I received my first injection in April of 2018 and within weeks the large nodule in my Achilles had shrunk significantly. While I was feeling much better and able to start playing basketball and tennis again for the first time in ten months, I still felt a little pain. I went back for a 2nd injection in November of 2018 and the pain has been reduced to only minor pain with NO LIMITATIONS. The A2M therapy has given me my sports and mobility life back and I have recommended this treatment to all of my friends."

- Daryle Bobb

CYTONICS®

THE NEXT GENERATION : PROTEOMICS



Over the last decade, molecular biologists have made tremendous strides towards **identifying and characterizing the thousands of proteins** that exist in the human body. This line of inquiry gave birth to the field of "**Proteomics.**" Proteomics allows scientists to study the structure and function of proteins, and **discover how they malfunction in diseases.**

Recent innovation in proteomics has enabled researchers to genetically edit proteins, giving them *exceptional functions* that confer *therapeutic effects.*

Cytonics has genetically engineered a "super A2M" designed to *specifically target* and *efficiently eliminate* the major proteases involved in OA.



THE NEXT GENERATION : A2M VARIANTS

IMPROVING ON NATURE'S DESIGN

We leveraged our expertise in proteomics to create a **library of over 100 genetically modified A2M variants.**

ENGINEERED BAIT REGIONS



These A2M variants were **genetically engineered** with **unique "bait regions"** responsible for **trapping** and **eliminating** the **proteases.**

Our A2M variants have a *higher affinity* and *greater specificity* for the proteases that are responsible for OA, making them **powerful protease inhibitors.**

We tested the ability of each variant to block cartilage degradation in animal models of OA and **identified 2 exceptional candidates** for further testing.

LEAD DRUG CANDIDATES

CYT-98 and **CYT-108** were selected as **lead drug candidates** based on their **exceptional inhibition of protease activity.**



CYT - 108

A2M complex

CYTONICS

THE NEXT GENERATION: CYT-108

A2M VARIANTS v. NATURAL A2M



Are CYT-98 and -108 more effective at treating cartilage damage than the natural, ("wild-type") wt-A2M?

Cartilage degradation and synovial hyperplasia was quantified using the Osteoarthritis Research Society International (OARSI) grading system. Three independent observers scored each section blinded, and the scores from the tibial plateau sections were averaged for each individual animal before comparing groups.

CYT-98 and -108 reduce cartilage damage by up to 87%



OARSI Score (AU)

Sham | No Treatment | wt-A2M | CYT-98 | CYT-108

Baseline (healthy)

59% ↓
72% ↓
87% ↓

*
*
**

CYT-98 and -108 are 1.5x and 3.1x more effective than wt-A2M



Chondroprotective Effect Size

wt-A2M | CYT-98 | CYT-108

1.5x ↑
3.1x ↑

CYT-98 and CYT-108 provide 1.5-fold and 3.1-fold greater cartilage protection than wt-A2M, respectively.

CYT-108 is the superior lead drug candidate to be pursued in human clinical trials.

Treatment with wt-A2M, CYT-98, and CYT-108 (0.153mg/ml for all) reduces cartilage damage by 59%, 72% and 87%, respectively (Sham subtracted from mean scores). Values are the mean ± SE; n=11 for each group; *compared with No Treatment (PBS), P < 0.05; **compared with wt-A2M, P < 0.05.

Publication: Zhang, Y., Wei, X., Browning, S., Scuderi, G., Hanna, L. S., & Wei, L. (2017). Targeted designed variants of alpha-2-macroglobulin (A2M) attenuate cartilage degeneration in a rat model of osteoarthritis induced by anterior cruciate ligament transection. Arthritis research & therapy, 19(1), 175. https://doi.org/10.1186/s13075-017-1363-4 [Link]





THE NEXT GENERATION: CYT-108

A2M VARIANTS v. NATURAL A2M

Are CYT-98 and -108 more effective at reducing synovial membrane inflammation than the natural, ("wild-type") wt-A2M?

Cartilage degradation and synovial hyperplasia was quantified using **the Osteoarthritis Research Society International (OARSI) grading system**. Three independent observers scored each section blinded, and the scores from the tibial plateau sections were averaged for each individual animal before comparing groups.

CYT-98 and -108 reduce synovial inflammation by up to 78%





OARSI Score (AU)

Sham · No Treatment · wt-A2M · CYT-98 · CYT-108

Baseline (healthy)

44%↓ 48%↓ 78%↓

SHAM · ACLT+PBS · ACLT+A2M · ACLT+98-2-H · ACLT+108-2-H

Treatment with wt-A2M, CYT-98 and CYT-108 (0.153mg/ml for all) reduces synovial hyperplasia by 44%, 48% and 78%, respectively (Sham subtracted from mean scores). Values are the mean ± SE; n=11 for each group; *compared with No Treatment (PBS), P < 0.05, **compared with wt-A2M, P < 0.05.

CYT-98 and -108 are 1.1x and 2.1x more effective than wt-A2M



Anti-Inflammatory Effect Size

wt-A2M · CYT-98 · CYT-108

1.1x↑ 2.1x↑

CYT-98 and CYT-108 reduce synovial hyperplasia by 1.1-fold and 2.1-fold more than wt-A2M, respectively.

CYT-108 is the superior lead drug candidate to be pursued in human clinical trials.



CYTONICS®

Publication: Zhang, Y., Wei, X., Browning, S., Scuderi, G., Hanna, L. S., & Wei, L. (2017). Targeted designed variants of alpha-2-macroglobulin (A2M) attenuate cartilage degeneration in a rat model of osteoarthritis induced by anterior cruciate ligament transection. Arthritis research & therapy, 19(1), 175. https://doi.org/10.1186/s13075-017-1363-4 [Link]

CYT-108 : PILOT PRECLINICAL TRIAL

Critical milestone achieved toward FDA Phase 1 human clinical trials

CYT-108 is CHONDROPROTECTIVE in preclinical model of OA

CYT-108 reduces cartilage damage by 57%



OARSI Cartilage Damage (AU)

No Treatment

CYT-108

Sham

Treatment with CYT-108 prevented 57% of the cartilage damage that occurred over the 12-week time-course

Intra-articular injection of our recombinant A2M variant, CYT-108, results in articular cartilage preservation and recovery of cartilage degradation in a preclinical model of post-traumatic osteoarthritis. Subjects were dosed with 0.5mg/kg CYT-108 or placebo (saline) on days 0, 8, and 15, then cartilage tissue was examined at the end of week 12 (day 85). Histopathological grading (modified OARSI scoring system) of the articular cartilage in Groups 1-3 reveals that treatment with CYT-108 results in recovery of ~57% of the damage to the cartilage tissue (Sham subtracted). These results indicate that CYT-108 has therapeutic activity against the degradation of articular cartilage that results from the hyperactive protease activity in arthritic joints. Taken together with the toxicology and immunogenicity data (not shown), this body of preliminary preclinical data indicates that CYT-108 has disease-modifying effects against osteoarthritis, and further investigation is warranted into its therapeutic potential. Values are mean +/- SEM; n=5.

Note: The data represented in this slide (and the next slide) is from a preclinical experiment conducted by Sinclair Research Center LLC ("Sinclair"), a Contract Research Organization located in Auxvasse, MO. Sinclair was contracted by Cytonics to perform the preclinical studies measuring the effect of CYT-108 on cartilage integrity and other joint tissues. Data was analyzed by an independent pathologist.

CYTONICS

CYT-108 : PILOT PRECLINICAL TRIAL

CYT-108 is ANTI-INFLAMMATORY in preclinical model of OA

Critical milestone achieved toward FDA Phase 1 human clinical trials

CYT-108 reduces synovial inflammation by 60%

OARSI Synovial Inflammation (AU)

4.25
3.75
3.25
2.75

No Treatment   CYT-108   Sham



Treatment with CYT-108 prevented 60% of synovial cellular thickening that occurred over the 12-week time-course

Intra-articular injection of our recombinant A2M variant, CYT-108, results in thinner, healthier synovial membranes in a preclinical model of post-traumatic osteoarthritis. Subjects were dosed with 0.5mg/kg CYT-108 or placebo (saline) on days 0, 8, and 15, then cartilage tissue was examined at the end of week 12 (day 85). Histopathological grading (modified OARSI scoring system) of the synovial membrane in Groups 1-3 reveals that treatment with CYT-108 results in recovery of ~60% of the inflammation to the synovial membrane tissue. These results indicate that CYT-108 has therapeutic activity against the pro-inflammatory process (mediated by proteases and cytokines) that is induced by osteoarthritis. Taken together with the toxicology and immunogenicity data (not shown), this body of preliminary preclinical data indicates that CYT-108 has disease-modifying effects against osteoarthritis, and further investigation is warranted to determine its therapeutic potential. Values mean +/- SEM; n=5.

CYTONICS

CYT-108 : PILOT PRECLINICAL TRIAL

CYT-108 restores the cellular and molecular integrity of other joint tissues…

CYT-108 restores chondrocyte damage by 46%

6
5
4
3
2
Treatment with CYT-108 restored ~ 46% of the chondrocyte damage (i.e., damage to the cartilage matrix-secreting cells)



CYT-108 restores proteoglycan loss by 10%

8
7
6
5
4
Treatment with CYT-108 restored ~10 % of the proteoglycan loss (main component of cartilage)

CYT-108 restores subchondral bone thickening by 77%

2
1.5
1
0.5
0
Treatment with CYT-108 restored ~ 77% of the damage to the bone beneath the cartilage

Intra-articular injection of our recombinant A2M variant, CYT-108, results in restoration of the cellular and molecular composition of cartilage, as well as a reduction in subchondral bone sclerosis in a post-traumatic model of osteoarthritis. Histopathological grading (modified OARSI scoring system) of the chondrocyte pathology, proteoglycan content, and subchondral bone density revealed that treatment with CYT-108 restored (a) ~46% of the damage to chondrocytes (cartilage-secreting cells), (b) ~10% of the loss of proteoglycan content (key component of cartilage), and (c) ~77% of the thickening of the subchondral bone plate. Taken together with the cartilage and synovial membrane on the previous two slides, this data indicates that CYT-108 has therapeutic effect in preserving the health and integrity of multiple joint tissues, cell types, and macromolecules in a post-traumatic model of osteoarthritis. CYT-108's disease-modifying effects indicate that it substantially restores both cartilage and the synovial membrane back to normal, healthy anatomy and physiology. Values = mean +/- SEM; n=5.



…clearly demonstrating disease-modifying effects in a preclinical model of osteoarthritis

Note: The data represented in this slide (and the next slide) is from a preclinical experiment conducted by Sinclair Research Center LLC ("Sinclair"), a Contract Research Organization located in Auxvasse, MO. Sinclair was contracted by Cytonics to perform the preclinical studies measuring the effect of CYT-108 on cartilage integrity and other joint tissues. Data was analyzed by an independent pathologist.

CYTONICS

PRECLINICAL STUDY RESULTS – CYT-108 is Non-Toxic and Safe to Administer

CYT-108 IS SAFE TO ADMINISTER

Critical Milestone Achieved Towards FDA Clinical Trials

ORGAN PATHOLOGY

Does administration of CYT-108 affect the health of major organs?

*"...revealed findings consistent with those commonly observed in laboratory subjects, and were **not attributed to treatment with CYT-108.**"*

NO ORGAN DAMAGE



IMMUNOGENICITY

Does administration of CYT-108 cause an immune response?

*"...indicating that **none** of the [blood] serum **samples showed an immune response** [measured by the production of antibodies] as a result of **treatment with CYT-108.**"*

NO IMMUNE RESPONSE

CYT-108 was injected at a 10x proposed dose to examine the safety of the drug when exposed to the systemic circulation.



CYTONICS®

FDA APPROVAL PROCESS

PATH TO COMMERCIALIZATION



Basic Research
Drug Discovery
Pre - Clinical
Clinical Trials
FDA Review
Post-Approval Research & Monitoring
In Vitro
In Vitro
In Vivo
PHASE I
Safety
Side Effects
Tolerable Dosage Range
PHASE II
Efficacy
Drug v. Placebo
Therapeutic Dose Range
PHASE III
Confirm Dose
Evaluate Effectiveness
Monitor Side Effects
PHASE IV
CYT-108
A2M
Protease
1 FDA APPROVED MEDICINE
POTENTIAL NEW MEDICINES
IND SUBMITTED
Number of Volunteers
TENS
HUNDREDS
THOUSANDS
NDA/BLA SUBMITTED

KEY: **IND**: Investigational New Drug Application, **NDA**: New Drug Application, **BLA**: Biologics License Application

COMPANY MILESTONES



01
02
03
04
05
06
07
08
09
10
11
12
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2015
2021
2022
2023
2024
DRUG DISCOVERY AND OPTIMIZATION
PRECLINICAL STUDIES
HUMAN CLINICAL TRIALS

01 IN VITRO TESTING
Selected best A2M variants for preclinical studies

02 SMALL ANIMAL SAFETY & EFFICACY STUDY
Selected lead drug candidate (CYT-108)

03 NON-GMP CYT-108 PRODUCTION
CYT-108 produced for pilot study

04 LARGE ANIMAL PILOT STUDY
Optimized pre-clinical trial protocols

05 MASTER CELL BANK CREATION
Manufactured GMP-compliant reservoir

06 GMP PRODUCTION OF CYT-108
Manufactured CYT-108 for IND-enabling toxicity study and human clinical trials

07 IND-ENABLING TOXICITY STUDY
Final study before human clinical trials

08 PHASE I IND APPLICATION
FDA reviews toxicity data and GMP protocols

09 PHASE I CLINICAL STUDY APPROVAL
Phase 1 patient recruiting begins

10 INITIATE HUMAN PHASE I STUDY
First-in-human safety study

11 PHASE II IND APPLICATION
FDA reviews Phase 1 data and Phase 2 proposal

12 INITIATE HUMAN PHASE II STUDY
Efficacy study in humans



These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

CYTONICS

BUSINESS SUMMARY – GROWTH AND INCREASED VALUE

WHAT FACTORS ARE DRIVING THE COMPANY'S GROWTH AND INCREASE IN VALUE?



NEW MARKET ENTRY
- Global human orthopedic market
- Veterinary market

MARKET PENETRATION
- Focused marketing within the regenerative medicine community
- Conduct additional clinical studies to increase visibility within the scientific community

CURRENT REVENUE STREAM

APIC SALES
- Increased interest in A2M technology
- New market entry
- Strategic support
- Investments from physicians

R&D PIPELINE VALUE

CYT-108 R&D (CLINICAL STUDIES)
- Clinical Trial Milestones
- Press Releases
- Marketing the Investment Opportunity

STRATEGIC COLLABORATIONS
- Universities
- Research Institutes
- Big Pharma

INVESTMENTS
- Reg CF (public equity)
- Reg A+ (public equity)
- Reg D (private placements)

BUSINESS SUMMARY – APIC FORECAST

HOW DOES THE COMPANY CURRENTLY MAKE MONEY?

Forecast Parameters and Assumptions

- Cytonics receives **10% of APIC sales** as royalties.
- **CYT-108 clinical success will drive APIC sales**, as media attention will increase Cytonics' visibility within the regenerative medicine community.
- APIC sales will rapidly decline once CYT-108 *if* is approved and hits the market. APIC Sales will be cannibalized by CYT-108, a superior treatment option.

How will we drive future growth?

- Further penetration into the **human orthopedic market**
- Expansion into the **veterinary market**
- Expansion into **global markets**



APIC SALES
$3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
(CYT - 108 Approved)

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

CYTONICS



COMPETITION

	Ampio Pharmaceuticals	Cytonics

STRENGTHS	▸ Small peptide called ***Ampion™***
	  ▸ Cheap to manufacture
	▸ Formulated from a well-studied, natural protein (Human Serum Albumin).
	▸ Targets cytokine signaling in joints
		▸ Large protein
		  ▸ Diffcult to replicate
		  One of the largest recombinant proteins ever purified. A scientific feat.
		  Due to its large size, CYT-108 is unlikely to diffiuse out of the joint cavity and into the bloodstream (this has been validated in small animal studies. We will revalidate in our pre-clinical, large animal study)
		▸ We have identified a single mechanism of action (protease inhibition) and characterized the activity of CYT-108 *in vivo*.

WEAKNESSES	▸ Small peptide
	  ▸ Very easy to synthesize and duplicate
	  ▸ Opportunity to diffiuse into the blood stream and have offi-target effects
	▸ 44% of clinical trial participants experienced an adverse event in first Phase 3 trial (see update below)
	▸ Potential for immunogenicity at higher doses
	▸ Efficacy only examined over 12 weeks
		▸ Difficult to manufacture due to size
		▸ Potential immune response due to breakdown of the protein
		▸ A2M is involved in the clotting cascade

SUMMARY (AMPIO)	Ampio has developed a biologic therapy for treating OA of the knee. Their drug, *Ampion,* is composed of two amino acids that form the beginning of the albumin protein. Ampio advanced *Ampion* through Phase 2 clinical trials, but they failed to complete their first Phase 3 study due to poor design. Recently, the company presented new Phase 3 data of *Ampion* in adults with severe osteoarthritis of the knee. *Ampion* demonstrated statistically significant reduction in pain and improvement in function at 12 weeks, and the results showed a strong safety profile with no adverse events. **We believe that this new evidence supports Cytonics' strategy to create a biologic, disease-modifying drug.** Ampio has placed a spotlight on biologic treatments for OA, validating the hypothesis that the disease can be targeted at its molecular origins.Additionally, *Ampion* has a complementary MoA to CYT-108, so a combination therapy could be highly effective. Read Ampio's Phase 3 Press Release	



All product names, logos, and brands are the property of their respective owners. All company, product and service names used are for identification purposes only.
Use of these names, logos, and brands does not imply endorsement whatsoever.

Why has there been no approved therapy?

Big Pharma has failed to develop a treatment for osteoarthritis (OA) because they have adopted a very narrow approach, attempting to imitate the successful discovery of TNF-alpha inhibitors as a treatment for rheumatoid arthritis (RA). Unlike RA, the pathology of OA cannot be distilled down to a single root cause. Big Pharma has failed to appreciate the multi-faceted nature of the disease and develop a therapeutic that tackles all of the causal factors.

Historically, Big Pharma's focus has been on small molecules instead of biologic therapies (like our recombinant A2M — CYT-108). Biologics have taken offi in recent years, and we are on the forefront of this innovation.



DRUG DEVELOPMENT PIPELINE



MEDICAL DEVICES
510(K) Pathway to FDA Approval
DISCOVERY
COMPARISON TESTING
APPROVAL
APIC™
AUTOLOGOUS A2M CONCENTRATE
OSTEOARTHRITIS
510(K) APPROVED AND COMMERCIALIZED
APIC MINI™
AUTOLOGOUS A2M CONCENTRATE
OSTEOARTHRITIS
ENTERING TESTING PROCESS

We **expect APIC Mini 510K** will be filed by **mid Q2 2022**

We expect our APIC licensee (CareStream America) will begin **manufacturing** and **selling** the Mini in **Q3 2022.**



DIAGNOSTICS
Clinical Laboratory Test
DEVELOPMENT
VALIDATION
APPROVAL
FACT™
OSTEOARTHRITIS DIAGNOSTIC TEST
OSTEOARTHRITIS
CLIA CERTIFIED AND COMMERCIALIZED

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



BIOPHARMACEUTICALS
IND (Drug) Pathway to FDA Approval
DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
CYT-108
RECOMBINANT A2M VARIANT
OSTEOARTHRITIS
PRELIMINARY PRECLINICAL RESULTS
COVID-19
TOXICOLOGY STUDY

We are designing a **preclinical study** to examine the effects of CYT-108 in a **lung inflammation model of COVID** and other inflammatory diseases, such as COPD and ARDS.

CYTONICS®

INVESTMENT OPPORTUNITY



USE OF FUNDS

CYT-108 Phase 1 Clinical Trial

Funds will be used primarily to:

- Complete the **Phase 1** clinical trial and general **working capital**.
- Pursue **preclinical studies** of CYT-108 as a treatment for **CoV-2 lung inflammation**.



EXIT STRATEGY

- **Uplist to the NASDAQ or SPAC merger**
- **Strategic Partnerships/ Out-licensing**
- **Acquisition**

We will continue to look for **exit opportunities** as the safety and efficacy of CYT-108 is proven in **Phase 1/2** human clinical trials.

Early **liquidity** may be provided via **public listing** or **SPAC merger**.



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

CYTONICS

PATENT STRATEGY SUMMARY

APIC™, FACT™, and Recombinant A2M Variant (CYT-108) Claims

COMPOSITION

AUTOLOGOUS

Liquid A2M composition
- ▼ GB 2501611B
- ▼ AU 2013222414
- ▼ U.S. 10,265,388
- ▼ CA 3,095,010
- ▼ U.S.15/910,491
- ▼ EP 2827882
- ▼ GB 2827882
- ▼ FR 2827882
- ▼ DE 2827882

Non-immunogenic Liquid A2M composition
- ▼ AU 2013222414

A2M 1.1x higher than sample
- ▼ GB 2501611B
- ▼ AU 2013222414
- ▼ U.S. 10,265,388

RECOMBINANT

Non-natural bait region
- ▼ GB 2503131B
- ▼ U.S. 10,400,028
- ▼ U.S. 10,940,189
- ▼ AU 2015349782
- ▼ JP 2017-527277

Bait region comprises protease recognition sites
- ▼ GB 2503131B
- ▼ U.S. 10,400,028
- ▼ U.S. 10,940,189
- ▼ AU 2015349782
- ▼ CA 2,967,973
- ▼ US 17/110,766

Protease Inhibition
- ▼ GB2 503131B
- ▼ U.S. 10,889,631
- ▼ EP 3221341
- ▼ DE 3221341
- ▼ FR 3221341
- ▼ GB 3221341

METHODS OF USE / TREATMENT

Method of treating chronic wounds with autologous A2M
- ▼ U.S. Pat. No. 9,352,021

Method of treating chronic wounds with autologous A2M at 1.1x higher than sample
- ▼ U.S. Pat. No. 9,352,021

Method of treating chronic wounds with autologous A2M + non-A2M proteins
- ▼ U.S. Pat. No. 9,352,021

Method of treating chronic wounds with recombinant A2M
- ▼ U.S. Pat. No. 9,498,514

Autologous composition of enriched A2M to treat degenerative joint diseases
- ▼ EP 137511112.7
- ▼ CA 2865170
- ▼ JP 2017-527277
- ▼ U.S. 10,889,631
- ▼ CA 2,967,973
- ▼ CA 3,095,010

DEVICES

Flow filtration module + centrifuge
- ▼ GB2522561B

DIAGNOSTICS

Detection of FAC biomarker
- ▼ U.S. 10,889,631

METHODS OF DEVELOPMENT

Engineering recombinant A2M polypeptides
- ▼ U.S. 10,889,631

- ▼ ISSUED
- ▼ PENDING

CYTONICS

CYTONICS TEAM

Management Team

Gaetano Scuderi, MD – Founder and Chairman, Board Certified Orthopedic Spine Surgeon, published over 200 papers in orthopedics

Joey Bose, MS – Chief Executive Officer and President, academic specialty in protein engineering (M.S. BME, JHU), former pharma investment banker

Lewis Hanna, PhD - Chief Scientific Officer, 30 years' experience in protein engineering, former Director of Process Development at Alexion

Board of Directors

Gaetano Scuderi, MD - Founder and Chairman, Board Certified Orthopedic Spine Surgeon

Joey Bose, MS - Chief Executive Officer and President, academic background in proteomics (M.S. BME, JHU), former healthcare investment banker

Phil LoGrasso, PhD - Independent Director, 30 years' experience in Big Pharma, VC-backed biotech, and hedge fund asset valuation

Tracy Goeken, MD - Independent Director, CMO of Linical Group, former CMO of Somahlution and Director of Global Pharmacovigilance at Pharm-Olam

Gordon Ramseier, MBA - Independent Director, Founder and President of BCI LifeSciences, 40 years' experience in biotech startups and consulting

Advisory Board

Vanessa Gabrovsky Cuellar, MD – Orthopedic Surgeon, NYU Hospital

Jason M. Cuellar, MD, PhD – Orthopedic Surgeon, Cedars Sinai Hospital

David Yeomans, PhD - Stanford Research Division Manager

Wayne Olan, MD - Director of Invasive and Endovascular Neurosurgery, George Washington University Medical Center

Thomas San Giovanni, MD - Orthopedic Surgeon, Doctors Hospital (Coral Gables, FL), surgeon for the Miami City Ballet

Martin Angst, MD - Stanford Pain And Anesthesiology Research

Raymond Johnson, MBA – Harvard Business School, over 20 years' experience in startup formation and exits, Former President of Cytonics



TEAM BIOGRAPHIES



Gaetano Scuderi, MD
Founder and Chairman of the Board

Gaetano Scuderi, MD is the Founder of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffialo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured world-wide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th degree black-belt in Jiu Jitsu and the founder/principle instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi,s love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.



Joey Bose, MS
CEO and President

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. He began his career as a systems biology researcher at the University of Virginia and Johns Hopkins University, advancing the field of proteomics and elucidating the molecular drivers of cancers. Mr. Bose went on to work in healthcare/life sciences investment banking in the South Florida region, bringing his expertise in translational medicine to the deal diligencing team. As CEO of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's lead drug candidate (CYT-108), filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. He holds a BS in Biomedical Engineering from the University of Virginia (Charlottesville, VA) and an MS in Biomedical Engineering from Johns Hopkins University (Baltimore, MD).



CYTONICS



Lewis Hanna, PhD
Chief Scientific Officer

Dr. Hanna has served as Chief Scientific Officer of Cytonics since February 2008. Dr. Hanna has over 30 years' experience in pharmaceutical research and development, specializing in the development of recombinant protein therapies. He has extensive knowledge of protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. Until 2004, Dr. Hanna was the Director of Process Development at Alexion Pharmaceutical, and prior to that he was a Group Leader at Bristol-Myers Squibb Pharmaceutical Research Institute. He also served a Principal Research Scientist at R.W. Johnson Pharmaceutical Research Institute (Raritan, NJ) for 7 years. Dr. Hanna received his BS degree from Cairo University (Giza, Egypt), received his PhD from City University of New York (New York City, NY), and completed a post-doctoral fellowship at Cornell University (Ithaca, NY).



Tracey Goe, MDken, MD
Independent Director

Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec.

CYTONICS



Phil LoGrasso, PhD
Independent Director

Dr. LoGrasso's expertise in the biotechnology industry includes experience as a Program Director at the National Institute of Health (NIH), Research Fellow in drug discovery and development at Merck and Avera Pharmaceuticals, and as a senior analyst at GQG Partners (a $56B global hedge fund). Phil has spent almost three decades actively involved in forming relationships with Big Pharma, venture-backed biotech companies, academic researchers at the NIH, and biotech-focused hedge funds.



Gordon Ramseier
Independent Director

Mr. Ramseier is the President, co-founder and an equity member of BCI LifeSciences LLC. He has over forty years of origination and operations experience, building and commercializing new technologies. He was a Founder of The Sage Group, and has held senior level executive and board of directors positions with a number of companies in the life sciences industry, including: OncoTherapeutics, ImmuneTech Pharmaceuticals, Inc. (later Dura Pharmaceuticals), the Healthcare Industries Practice of Booz, Allen & Hamilton, G.D. Searle, and Pfizer Laboratories. Mr. Ramseier received his M.B.A. (with distinction) from the Amos Tuck School of Business Administration, Dartmouth College and his B.S. in Chemistry from Washington & Lee University.

CYTONICS













KEYS TO SUCCESS

LARGE MARKET POTENTIAL
FOR A DISEASE-MODIFYING OA THERAPY

- $240B market for effective osteoarthritis treatments

BROAD PATENT COVERAGE

- World-renowned Wilson Sonsini Patent Attorneys
- 22 US and international patents, 5 patents

MAJOR BREAKTHROUGH DISCOVERIES

- Fibronectin-Aggrecan Complex ("FAC") biomarker for osteoarthritis
- Purified one of the largest recombinant proteins ("CYT-108") to date

TRACK RECORD OF SUCCESS

- Strong preclinical safety and efficacy data for CYT-108
- Successful 510k approval for APIC therapy
- Over 8,000 patients treated with APIC therapy
- Over $22M capital raised
- J&J Development Corporation is a large (14%) shareholder
- Secured $1.8M in NIH grants

POSSESS CORE COMPETENCIES TO ACHIEVE MILESTONES

- Hogen-Lovells Regulatory Attorneys
- Wilson Sonsini Goodrich & Rosati Patent Attorneys

OUTSTANDING TEAM OF MBAs, MDs, AND PhDs



CYTONICS













OUR COLLABORATORS

BROWN

THE SCRIPPS RESEARCH INSTITUTE

Stanford MEDICINE

Jefferson® University and Hospitals

Beaumont® | HEALTH SYSTEM

bme University of Michigan Biomedical Engineering

FAU® FLORIDA ATLANTIC UNIVERSITY

CYTONICS

APPENDIX – PUBLICATIONS

- Abrams, Geoffrey D., et al. *"Fibronectin–Aggrecan Complex as a Marker for Cartilage Degradation in Non-Arthritic Hips."* Knee Surgery, Sports Traumatology, Arthroscopy, vol. 22, no. 4, 2014, pp. 768—773., doi:10.1007/s0167-014-2863-2.
- Bedi, Asheesh, et al. *"The Effect of Matrix Metalloproteinase Inhibition on Tendon-to-Bone Healing in a Rotator Cuff Repair Model."* Journal of Shoulder and Elbow Surgery, vol. 19, no. 3, 2010, pp. 384—391., doi:10.1016/j.jse.2009.07.010.
- Browning, Shawn R, et al. *"Platelet-Rich Plasma Increases Matrix Metalloproteinases in Cultures of Human Synovial Fibroblasts."* The Journal of Bone and Joint Surgery-American Volume, vol. 94, no. 23, 2012, doi:10.2106/jbjs.k.01501.
- Cuellar, Jason M. *"Intradiscal Injection of an Autologous Alpha-2-Macroglobulin (A2MJ Concentrate Alleviates Back Pain in FAC-Positive Patients."* Orthopedics and Rheumatology Open Access Journal, vol. 4, no. 2, Mar. 2017, doi:10.19080/oroaj.2017.04.555634.
- Demirag, Burak, et al. *"The Effect of Alpha-2 Macroglobulin on the Healing of Ruptured Anterior Cruciate Ligament in Rabbits."* Connective Tissue Research, vol. 45, no. 1, 2004, pp. 23—27., doi:10.1080/03008200490278115.
- Demirag, Burak. *"Enhancement of Tendon-Bone Healing of Anterior Cruciate Ligament Grafts by Blockage of Matrix Metalloproteinases."* The Journal of Bone and Joint Surgery (American), vol. 87, no. 11, Jan. 2005, p. 2401., doi:10.2106/jbjs.d.01952.
- Gettins, Peter, and Leon W. Cunningham. *"Identification of Proton Resonances from the Bait Region of Human .Alpha.2-Macroglobulin and Effects of Proteases and Methylamine."* Biochemistry, vol. 25, no. 18, 1986, pp. 5011—5017., doi:10.1021/bi00366a007.
- Luan, Y., et al. *"Inhibition of ADAMTS-7 and ADAMTS-12 Degradation of Cartilage Oligomeric Matrix Protein by Alpha-2-Macroglobulin."* Osteoarthritis and Cartilage, vol. 16, no. 11, 2008, pp. 1413—1420., doi:10.1016/j.joca.2008.03.017.
- Marynen, P., et al. *"A Genetic Polymorphism in a Functional Domain of Human Pregnancy Zone Protein: the Bait Region."* FEBS Letters, vol. 262, no. 2, 1990, pp. 349—352., doi:10.1016/0014-5793(90)80226-9.
- Tortorella, Micky D., et al. *"a2-Macroglobulin Is a Novel Substrate for ADAMTS-4 and ADAMTS-5 and Represents an Endogenous Inhibitor of These Enzymes."* Journal Biological Chemistry, vol. 279, no. 17, July 2004, of pp. 17554—17561., doi:10.1074/jbc.m313041200.
- Zhang, Yang, et al. " ***Targeted Designed Variants of Alpha 2 Macroglobulin (A2MJ Attenuate artilage Degeneration in a Rat Model of Osteoarthritis Induced by Anterior ruciate ligament ransection***." Arthritis Research & Therapy, vol. 19, no. 1, 2017, doi:10.1186/s13075-017-1363-4.

CYTONICS



CYTONICS®

RELIEF FOR OSTEOARTHRITIS

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Cytonics - Relief for Osteoarthritis
https://vimeo.com/319092990

pk_0: my shoulder. I couldn't sleep at night.

spk_1: The knee pain was all the time. All day. All night. I

spk_2: had a tremendous pain in my left knee,

spk_3: mm hmm Osteoarthritis is a major problem of aging and if you live long enough you're going to get osteoarthritis. There's been a search of very, very intense search in the pharmaceutical industry to try to identify and focus on a more effective drug to treat osteoarthritis related pain. That's why seitan IX is so exciting stability to stop osteoarthritis. Yeah. Mhm. There are proteins that are responsible for going in and cleaning up that little tear of cartilage. And the thing is those little proteins I call them little pac men, they are indiscriminate. They don't know the difference between a little piece of cartilage that's floating around your joint that needs to be removed or a normal piece of cartilage that's sitting pristine, right in your joint. That's why alpha two macro globulin is so exciting as a discovery because it actually stops all of the enzymatic activity related to degenerating cartilage. A lightbulb went off in my head. But what if we could take blood from the patient and concentrate the alpha two macro globulin, you could stop the progression of oA and through an iterative process it took about 3.5 years. We were able to come up with a system to concentrate alpha two macro globulin from an individual patient. So we could re deliver it back into a disease joint or disk space. We've had tremendous success with this. We got went through the FDA approval process through a 5 10 K pathway. And now uh globally we've done about 6000 patients. Now, the the ultimate goal is to have an off the shelf product for a doctor to be to reach into his cabinet and get some alpha two macro globulin and injected into an individual's discord joint. Now the

spk_4: clinical success of this technology gives us great confidence that the synthetic version of A to F. Called site 108 will be equally if not more effective in humans.

spk_2: Before he did the procedure, I could not bend my knee. I could not walk upstairs. A few days after the procedure, I was walking, I mean everything is fine. I could get up right now and jump up in the air.

spk_0: He took blood from my arm and put it in a centrifuge and got the protein out and injected it in my

spk_3: shoulder.

spk_0: And I've been great, it

spk_1: was 20 minutes, half hour procedure in and out and literally on the way out of the door. My knee pain was gone.

spk_4: So the majority of our investors so far, our orthopedic surgeons, physicians and patients that use the technology and have experienced firsthand how successful it is. The innovation and clinical success of our technology has also secured investments from larger institutions such as johnson and johnson and the NIH the ability for the general public to participate in owning a piece of a private company using these crowdfunding platforms was absolutely revolutionary. Never before has the general public been able to invest in the early stages of biotech development?

What is Osteoarthritis and Why is it a Problem?
https://vimeo.com/318857027

spk_0: osteoarthritis or oa Osteoarthritis is a major problem of aging and if you live long enough you're going to get osteoarthritis. In addition to age related osteoarthritis, there's another very, very large segment of osteoarthritis called post traumatic osteoarthritis, where P. T. O. A.

spk_1: And

spk_0: this is a rising, a group of individuals that have arthritis not from a degenerative or or genetic cause, but from a traumatic event and basically it's it's a massive global problem. Eventually everyone will get either post traumatic osteoarthritis from from an injury accidental or not, or just the age related process.

Why Has Big Pharma Failed At Developing a Therapeutic for Osteoarthritis?
https://vimeo.com/319094368

spk_0: when farmers started looking at this back in the

spk_1: 70s, they identified one or two different cytokines that they thought were gonna be the answer. And they tried

spk_0: blocking these these uh these cytokines, these these

spk_1: enzymes. And

spk_0: lo and behold, that doesn't solve the problem. That's

spk_1: because osteoarthritis is one of the only diseases that is truly multi factorial. There are dozens of different protein cases or enzymes that are responsible for eating up the cartilage and destroying it. That's why alpha

spk_0: two macro globulin is so exciting as a discovery because Alpha two macro global or a to M, as it's more commonly known, is a multipurpose proteus

spk_1: inhibitor. It actually stops all of the enzymatic activity related to

spk_0: degenerating cartilage and causing production of that F. A. C. Protein, the protein that we discovered um here at site onyx, that's the cause of a lot of muscular skeletal. Mhm.

CYT-108: How Does This Revolutionary New Drug Work?
https://vimeo.com/318796923

spk_0: osteoarthritis occurs when the cartilage within

spk_1: joints begins to break down as either

spk_0: part of the natural aging process or due to trauma arthritic joints,

spk_1: produced several molecules that destroy cartilage, such as cattle bolic proteus is proteus is activated within the joint cavity. These proteas is degrade the cartilage matrix,

spk_0: causing pain and inflammation. When injected into the joint cavity are engineered. A to M variant site one

spk_1: 08 bonds with the proteus is triggering encapsulation and

spk_0: Excretion by the body's immune cells. Site 10

spk_1: eight rescues the cartilage by binding to and inhibiting the destructive proteus is

spk_0: over 6000 patients have been treated by sight. Onyx patented A. To M. Technology, ridding people of pain and giving them their lives back. This is our mission site Onyx.

The Solution to Osteoarthritis!
https://vimeo.com/318857038

The solution to treating Osteoarthritis is on the horizon. We have great confidence that our drug, Cyt-108, has the potential to completely cure this disease that is only growing larger as our population grows older. Mm hmm, mm hmm. An investment in Cytonics is more than an investment in promising biotechnology. It's an investment in the future well-being of yourself, your family, and your community.

How Did We Discover Alpha-2-Macroglobulin (A2M)?
https://vimeo.com/319094370

spk_0: mm hmm. A light bulb went off in my head. But what if we could take blood from the patient and

spk_1: Concentrate the Alpha two

spk_2: macro globulin?

spk_1: We started a process of

spk_0: taking patients bloods and trying to figure out if we could remove dilute out other

spk_1: proteins that are important in other functions. But super

spk_0: concentrate

spk_2: Alpha two Macro Globulin.

spk_0: And through an iterative

spk_2: process it took about

spk_0: 3.5 years. We were able to come up with a system to concentrate

spk_2: alpha two

spk_1: macro globulin

spk_0: from an individual patient so we can re deliver it back into a disease joint or disk space.

spk_2: We've had tremendous success with this. We got went through the FDA approval process to a

spk_1: 5 10-K Pathway.

spk_0: And now

spk_1: Globally we've done about six

spk_2: 1000 patients.

spk_1: Now, the the ultimate goal is to have an off the shelf product to be able to reach into for a doctor to be

spk_2: able to reach into his cabinet and get some alpha two macro globulin and inject it into an individual's disco joint. Mhm, mm hmm.

What Causes Osteoarthritis and What Can We Do About It?
https://vimeo.com/318857047

There are proteins that are responsible for going in and cleaning up that little tear of cartilage. And the thing is those little proteins I call them little Pac-men, they are indiscriminate. They don't know the difference between a little piece of cartilage that's floating around your joint that needs to be removed or a normal piece of cartilage that's sitting pristine right in your joint. They just flood the joint and they go in and eat stuff up. Osteoarthritis is one of the only diseases that is truly multifactorial. There are dozens of different proteases or enzymes that are responsible for eating up the cartilage and destroying it. That's why alpha two macro globulin is so exciting as a discovery because alpha two macro globulin or 82 M. There's it's more commonly known is a multipurpose protease inhibitor. It actually stops all of the enzymatic activity related to degenerating cartilage and causing production of that F. A. C. Protein, the protein that we discovered here at site onyx, that's the cause of a lot of musculoskeletal pain. Mhm